Exhibit 15.2

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2014

This Report

This discussion and analysis of the financial position and results of operations for Atna Resources Ltd. (“Atna” or the “Company”) is current through March 13, 2015 (the “Report Date”) and should be read in conjunction with the audited consolidated financial statements and the notes thereto for the year ended December 31, 2014, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company’s reporting currency is the United States dollar (“USD” or “$”) and all amounts are in USDs, except for noted disclosures that are made in Canadian dollars (“CAD” or “C$”). Additional information relating to the Company, including audited consolidated financial statements and the notes thereto for the years ended December 31, 2014 and 2013, annual report on Form 20-F, and all National Instrument 43-101 (“NI 43-101”) technical reports referenced herein, can be viewed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Description of Business

Atna is involved in all phases of the mining business including exploration, preparation of feasibility studies, permitting, construction, development, operation and reclamation of mining properties. The Company’s business model is principally one of developing and either operating or selling precious-metal mines in the western United States (“US”). The Company conducts a portion of its mineral exploration activities through joint ventures with other companies. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Nova Scotia. Atna trades on the Toronto Stock Exchange under the symbol “ATN” and in the US on OTCQB Marketplace (the “OTCQB”) under the symbol “ATNAF”.

The Company is operating the Briggs mine (“Briggs”) located in Inyo County, California, which commenced commercial gold production in July 2009 and the Pinson Underground gold mine (“Pinson Underground”) near Winnemucca, Nevada, which re-commenced production in June 2014.

Development assets include the Mag Open-pit project adjacent to the Pinson Underground mine for which a positive pre-feasibility study was completed in 2014. The Columbia gold project (“Columbia”) located near Lincoln, Montana, is a feasibility-study-stage project.

CR Reward Corporation (Reward), a development stage project, and the Clover exploration property (Clover) were sold for $10 million in November 2014.

Kendall Mine (“Kendall”), located near Lewistown, Montana, is in the final stage of reclamation and closure activities. Remaining activities involve completion of a final-closure Environmental Impact Study and monitoring and treatment of water.

2014 Highlights and Subsequent Events through the Report Date

Financial Results

•	Adjusted EBITDA was $5.1 million in 2014, compared to $5.4 million in 2013.
•	Net working capital (current assets less current liabilities) as of December 31, 2014 was $12.1 million inclusive of $2.2 million of cash.
•	Operating cash flow in 2014 exclusive of changes in working capital was $0.4 million, while net cash used in operating activities was $0.6 million.
•	Total liabilities were reduced by $2.1 million in 2014, a reduction of 6.0 percent.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2014

•	In January 2014, the Company refinanced $22.0 million of current obligations with a 2-year credit facility, and in August 2014, the Company closed a private placement of equity netting $1.8 million.
•	A net loss of $15.4 million, ($0.08) per weighted average share, was recognized and included a $1.0 million impairment of unamortized development costs and an inventory write-down of $4.2 million.

Operating Results

•	Gold ounces sold increased 3 percent to 32,800 ounces in 2014 from 31,700 ounces in 2013.
•	Revenue declined 8 percent to $41.5 million in 2014 due to an 11 percent decrease in gold price, partially offset by increased gold sales.
•	Briggs generated $6.7 million in operating cash flow in 2014, and the Pinson Underground, operating with one crew in the second half of 2014, used $1.5 million in cash for operating activities in the full-year 2014.
•	General and administrative, exploration, and care and maintenance expenses in combination declined $2.0 million or 30 percent.
•	The average cash cost per ounce remained about the same as in 2013, decreasing less than 1 percent, to $1,037 per ounce.
•	The Company’s average all-in sustaining cost (AISC) decreased 4 percent to $1,193 per ounce in 2014 from $1,249 in 2013.
•	Pinson Underground re-started in June 2014, and a total of 9,010 tons of ore, at an average grade of 0.402 ounce per ton, were mined, containing approximately 3,620 ounces of gold. Gold ore sales contained approximately 2,950 ounces, while payable ounces sold were 1,950.
•	Atna completed an NI 43-101 compliant Technical Report titled “Pinson Project, Preliminary Feasibility Study, Humboldt County, Nevada” detailing resources and reserves for both the Pinson Underground and the Mag Pit.

Highlights for Fourth Quarter 2014

•	Revenues totaled $10.8 million in Fourth Quarter 2014, an increase of 7 percent relative to revenues of $10.1 million in Third Quarter 2014.
•	Gold ounces sold increased 14 percent to approximately 8,922 ounces; however the average selling price declined 6 percent to $1,204 per ounce.
•	Pinson Underground’s cash cost per ounce decreased from $1,382 in the Third Quarter to $933 in the Fourth Quarter as gold production increased 6 percent to 1,800 ounces. AISC decreased from $1,816 to $1,077 per ounce, a decrease of 41 percent, in Fourth Quarter 2014.
•	Briggs generated $0.1 million in operating cash flow in Fourth Quarter 2014, while Pinson Underground generated $0.3 million in operating cash flow.
•	Cash flows from investing activities provided the Company $8.8 million net, principally from the sale of Reward and Clover for $10.0 million.
•	$5.0 million of cash was used to prepay debt and the interest accrued on it, without prepayment penalty.
•	A net loss of $4.5 million, exclusive of impairments and write-downs, was recognized in Fourth Quarter 2014.

Outlook and Strategy

The Company is targeting production of 55,000 to 65,000 ounces of gold, combined, from both Briggs and Pinson in 2015. The consolidated average cash cost of gold is expected to be between $800 and $900 per ounce sold, and all-in sustaining cost (AISC) is expected to be between $890 and $990 per ounce sold in 2015.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2014

The Company is focused on generating cash by taking advantage of its past investments in mine development and recovering in-process gold inventories, while also embracing technical and contractual improvements to its operations to reduce operating costs. Cash flows in 2015 are expected to be enhanced by a number of factors:

•	The Pinson Underground mine was substantially developed for production in 2012-2013. Only minimal development expenditures are required to continue and increase production at the property. Our anticipated operating strategy is to fund ongoing development with profits from mine operations.
•	Long-hole stoping was successfully tested at Pinson in the Third Quarter 2014. This mining method results in higher productivity and lower operating costs than the underground drift and fill method exclusively utilized during prior operations at Pinson Underground. A combination of both mining methods will be utilized as appropriate in future mine operations.
•	The Company has entered into favorable agreements for the sale of Pinson ore to Newmont’s nearby Twin Creeks’ metallurgical facilities. This substantially reduces transportation costs and working capital, while the modern processing facilities at Twin Creeks have improved gold recoveries.
•	Pinson has entered into a productivity-based mining agreement with an experienced contract-mining group reducing overall mining costs.
•	Pre-stripping activities in the Briggs Main North pit were completed in the Third Quarter 2014. This pit is providing a strong source of ore with declining waste stripping ratios. Mining in this pit is anticipated to continue into the second half of 2015, substantially reducing working capital requirements at Briggs. Additional pre-stripping activity may be planned to open other pits as justified by improvements in the gold market.
•	The Briggs mine retains a substantial inventory of work-in-progress gold inventory in the leach pad and gold plant. Incremental costs to complete and recover the gold from the leach pad are limited to leaching and processing costs. Plant and leach operations will focus on the recovery of this gold inventory over the next several years.

Development activities in 2015 are expected to be focused on the Pinson Underground, principally for vent raises and spiral development in preparation for 2016 mining activities. Primary development required to achieve the 2015 mine plan for the Pinson Underground is already in place. The Company expects that development will be funded from operating cash flows. Pinson Underground is considered to be self-sustaining from a cash flow perspective. Capital spending requirements at Briggs will be limited to equipment re-builds and other sustaining capital requirements. The Company is planning to commence the permitting process for development of the Mag Open Pit at Pinson in 2015.

Our operating strategy is to fund ongoing and long-term development with operating cash flows. With limited development spending planned in 2015, the Company expects to use operating cash flows to pay-off or pay-down a debt obligation coming due on January 31, 2016. If operating cash flows fall short of our projections or if development spending is increased, we may pay-down a portion of the debt and refinance the balance.

Cash Flow Perspective

In 2014 and 2013, the Company faced a number of adverse conditions including: diminished market-prices paid for gold, difficult capital markets in which to raise debt or equity, a market adverse to the development of new mines, and the impairment of specific non-current assets. As a result, the Company has focused on the generation of cash flows and the re-start of production at the Pinson Underground mine to further augment cash flow.

In 2014, $0.6 million of cash was used in operating activities. Cash flows from investing activities, consisting principally of the sale of properties for $11.4 million and a stock issue that netted $1.8 million, permitted investments in mine development and stripping activity assets of $8.0 million and net repayments of principal on debt obligations of $3.3 million. Overall, our cash balance increased $1.4 million in 2014.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2014

In 2013, operating cash flows provided $8.3 million, and this, plus net proceeds of a stock issuance of $5.3 million and preproduction gold sales (not included in operating cash flows) of $6.5 million permitted $29.6 million to be invested in long-term assets and a net reduction in debt of $9.6 million. Overall, our cash balance decreased $18.6 million in 2013 principally as a result of the investing activities.

Management believes that certain supplemental measures are valuable in reviewing cash flows and liquidity important to continuing as a going concern. EBITDA and “Operating cash flows exclusive of changes in working capital” are two such supplemental measures intended to provide additional information that have no standardized definition under IFRS. Neither is necessarily indicative of underlying operating results or operating profits. Both are used by management in internal budgets and forecasts, and consequently, the presentation of both may enable investors and analysts to better understand the underlying operating performance of our business through the eyes of management. EBITDA is also frequently used by investors and analysts for valuation purposes, for fixed-charge coverage ratios, and as an indicator of cash generated to service debt. Other companies may calculate these measures differently. The closest IFRS measure for EBITDA is net (loss) income and for “Operating cash flows exclusive of changes in working capital” is cash flow from operations.

Following is a table reconciles to the IFRS measures, defines the measures, and shows the derivations of EBITDA and “Operating cash flows exclusive of changes in working capital”.

	For the years ended December 31,
	2014	2013	2012
Net (loss) income	$(15,360,200)	$(49,619,600)	$6,886,000
Deferred income tax expense adjustments	-	10,327,500	95,500
Loss on asset disposals	1,690,400	330,600	352,400
Unrealized loss (gain) on derivatives	14,500	(1,080,800)	(1,111,700)
Provision for site restoration	676,700	(568,600)	392,800
Impairment, net of recoveries, of non-current assets	935,300	33,090,100	-
Current tax expense (recovery)	2,600	(299,200)	98,100
Interest expense	4,844,100	3,445,600	1,324,800
Depreciation and amortization, cost of sales	7,992,400	7,015,100	8,095,100
Adjust inventory to net realizable value, cost of sales, otherwise reportable as depreciation	4,150,400	2,595,600	-
Depreciation - G&A only	132,300	173,500	68,700
EBITDA	$5,078,500	$5,409,800	$16,201,700

Net cash (used in) provided by operating activities	$(643,200)	$8,307,100	$13,590,500
Cash (used for) provided by funding of Changes in operating assets and liabilities	(1,033,300)	4,068,100	(2,484,700)
Operating cash flows exclusive of changes in working capital	$390,100	$4,239,000	$16,075,200

Note that what are largely non-cash expenses and gains, as well as interest, income taxes, and depreciation, have been deducted from Net (loss) income to derive EBITDA. EBITDA remained positive in 2014 and 2013, with $5.1 million and $5.4 million being shown for the respective years.

“Operating cash flows exclusive of changes in working capital” merely backs out the change in cash resulting from changes in working capital from operating cash flows. “Operating cash flows exclusive of changes in working capital” remained positive in 2014 and 2013, with $0.4 million and $4.2 million being shown for the respective years.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2014

Briggs Mine, California

The Briggs gold mining property (“Briggs”) was acquired by the Company in 1990. Briggs is located on the west side of the Panamint Range near Death Valley, California. No royalties are payable at Briggs. The Briggs mine was initially constructed in 1995; mining ceased in 2004 due to gold-market conditions, and commercial production recommenced in mid-2009. Briggs is a conventional open pit mine that uses heap leach gold recovery methods. Ore is crushed to a targeted 80 percent passing a ¼-inch-screen prior to placement on the leach pad; and targeted gold recovery from the leaching process is 80 percent.

In addition to Briggs, the Company owns or controls four satellite projects located between two and four miles north of Briggs: Cecil R; Jackson; Mineral Hill and the Suitcase projects. All of the mining claims at Briggs and the Briggs Satellite Projects are located on land prescribed for multiple use management by the BLM.

Briggs met production targets in 2014 for total tonnages mined, but did not meet ore production targets. Through the first three quarters of 2014, mined ore originated primarily from the Goldtooth pit where mineralization is controlled by proximity to the Goldtooth fault structure. High grade ore zones associated with the fault were modeled to be relatively continuous, but in actuality were found to be in pods, with limited continuity, reducing ore tons available for mining. As a result, actual ore production reconciled poorly against the resources modeled in this pit. This shortfall resulted in periods of low or no ore supply to the crusher, reducing ore tons placed on the leach pad, which ultimately reduced overall gold production at Briggs for the year. Mining in the Goldtooth pit ended several months before expected due to a slope failure in the lower reaches of the pit and the presence of water in the lower benches. The Company impaired $1.0 million of residual book-value for this pit when it was depleted in Fourth Quarter 2014.

In the Third Quarter 2014, the primary ore supply transitioned from the Goldtooth pit to the Briggs Main North (BMN) pit as stripping activities were completed. Ore mining in the BMN pit is expected to continue under the current operating plan through August of 2015. To date, ore tons and grades mined from the BMN pit have exceeded resource model projections. A decision was made to stop ongoing stripping activity on the Briggs Main (BM) pit, the next pushback in the sequence, due to limited profit potential under current gold market conditions. Should gold prices improve for a sustained period, then re-commencement of stripping activity may be considered. Approximately 2.5 million tons of waste stripping is required to access an additional two years of ore supply in the BM pit. Water pumping from the bottom of the BM pit will be required to maintain dry working conditions.

The crushing plant at Briggs continues to be a bottleneck to production. No major component failures were experienced in the plant in 2014, but design bottlenecks and numerous small mechanical and electrical failures continued to hamper operations. Additional maintenance and capital investments in the power plant, conveying equipment, and the crushing/screening plant will be required to improve availability and operating rates in the crushing, power and process plants.

Targeted production for Briggs in 2015 is 25,000 to 30,000 ounces of gold, with the average full-year cash cost expected to be in the range of $800 to $900 per ounce. This cash cost is improved relative to recent historical periods due to a declining stripping ratio in the first half of 2015 and to a lower cost of gold recovery from inventory in the second half of 2015. AISC of $1,000 to $1,100 per ounce is expected in 2015 for Briggs.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2014

Production details for Briggs in 2014 and 2013 are shown in the following tables:

	First	Second	Third	Fourth	Total
Production Statistics for 2014	Quarter	Quarter	Quarter	Quarter	2014
Waste tons	2,522,000	2,767,800	2,835,700	2,464,500	10,590,000
Ore tons	599,300	474,700	431,400	484,000	1,989,400
Total tons	3,121,300	3,242,500	3,267,100	2,948,500	12,579,400
Strip ratio (waste tons / ore tons)	4.2	5.8	6.6	5.1	5.3
Ore grade (oz/ton)	0.019	0.020	0.023	0.020	0.020
Contained gold ounces mined	11,400	9,290	9,800	9,800	40,290
Gold ounces sold	7,800	8,200	7,300	7,600	30,900
Recoverable gold ounces in inventory	19,000	18,100	18,000	17,900	17,900
Cash cost of gold sales ($/oz)	$1,038	$1,056	$1,042	$1,013	$1,037
All-in sustaining cost (AISC) ($/oz)	$1,175	$1,215	$1,190	$1,156	$1,184

	First	Second	Third	Fourth	Total
Production Statistics for 2013	Quarter	Quarter	Quarter	Quarter	2013
Waste tons	2,635,600	2,505,800	1,975,100	2,369,300	9,485,800
Ore tons	371,800	562,200	624,100	581,500	2,139,600
Total tons	3,007,400	3,068,000	2,599,200	2,950,800	11,625,400
Strip ratio (waste tons / ore tons)	7.1	4.5	3.2	4.1	4.4
Ore grade (oz/ton)	0.022	0.019	0.019	0.018	0.019
Contained gold ounces mined	8,000	10,800	11,600	10,600	41,000
Gold ounces sold	7,700	6,800	9,100	8,100	31,700
Recoverable gold ounces in inventory	15,100	17,300	17,300	18,100	18,100
Cash cost of gold sales ($/oz)	$1,098	$1,131	$986	$977	$1,042
All-in sustaining cost (AISC) ($/oz)	$1,452	$1,409	$1,084	$1,109	$1,249

Note: Cash cost of gold sales per ounce is a non-IFRS measure and is calculated utilizing Gold Institute Standards. All-in sustaining cost is also a non-IFRS measure and is calculated utilizing guidance from the World Gold Council. A reconciliation of IFRS measures to these non-IFRS measures follows later in this section.

Under IFRS, there is no standardized definition of cash cost per gold ounce sold and therefore the measure may not be comparable to similar measures reported by other issuers. The Company calculates cash cost per gold ounce sold using the Gold Institute Standards, and the measure is calculated by subtracting depreciation, depletion, amortization, and silver by-product credits from cost of sales. Cost of sales includes all mine-site operating costs, mine-site overhead, production taxes, royalties, production stripping costs net of capitalization, changes in inventory, and mine-site depreciation, amortization, and depletion.

AISC is a non-IFRS performance measure developed by the World Gold Council. This measure uses cash costs per ounce sold as its basis and adds sustaining capital expenditures, general and administrative expenses, sustaining exploration and evaluation costs, and accretion and depletion of reclamation provisions, as allocable to Briggs.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2014

The following schedule reconciles cost of sales to cash cost and AISC per gold ounce sold for the periods indicated.

	2014	2013
Total cost of sales	$43,879,500	$42,910,500
Less - mining related depreciation and amortization	(7,571,300)	(7,015,100)
Less - silver by-product credits	(223,600)	(286,300)
Less - adjustment of inventory to net realizable value	(4,087,400)	(2,595,600)
Total cash cost of sales	$31,997,200	$33,013,500

Ounces sold	30,845	31,687

Total cash cost per ounce	$1,037	$1,042

Additional sustaining costs per ounce sold:
General & administrative costs - Corporate allocation	$20	$25
Accretion of Asset Retirement Obligation	7	7
Sustaining exploration expenditures	4	5
Sustaining capital expenditures	116	170
AISC	$1,184	$1,249

Briggs produced $0.1 million in operating cash flow in Fourth Quarter 2014, net of $1.3 million used to increase working capital, principally to pay-down trade payables and increase trade-receivables and inventory. Gold ounces sold increased 4 percent in Fourth Quarter 2014 relative to Third Quarter 2014. The cash cost of gold per ounce sold decreased in Fourth Quarter 2014 by approximately 3 percent over Third Quarter 2014. This change in the average cash cost per ounce was driven largely by cost reduction efforts and declining diesel prices.

Briggs produced $6.7 million in operating cash flow and reported a loss of $6.2 million in 2014 before tax and intercompany allocations. Gold ounces sold by Briggs decreased approximately 3 percent in 2014 over 2013, and the average sales price of gold declined by approximately 11 percent. As a consequence, revenues declined by $5.9 million, or by 13 percent. Cost of sales, excluding depreciation and amortization and inventory adjustments to net realizable value, decreased $1.1 million, or by 3 percent in 2014 relative to 2013. This decrease was primarily due to fewer ore tons being available for crushing as explained above, which reduced overall crushing and processing costs. Fewer ounces were produced and sold as a result of this same shortfall.

Briggs’ production costs on a per-ton-mined and processed basis are summarized below for the prior two years.

Briggs Mine Average Operating Cost Per Ton

Function	Basis	2014	2013
Mining	$/ton of material, ore & waste	$1.38	$1.54

Mining	$/ton of ore crushed	$8.76	$8.64
Crushing	$/ton of ore crushed	$3.59	$3.19
Leach and Plant	$/ton of ore crushed	$2.91	$2.79
Site Gen and Admin	$/ton of ore crushed	$3.70	$3.34
Total Operating Cost	$/ton of ore crushed	$18.96	$17.96

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2014

Mining costs per ton of material mined decreased as Briggs effectively mined 8 percent more tons of material in 2014 relative to 2013. Total operating cost on a per ore-ton-crushed basis increased primarily due to a 6.5 percent reduction in the total ore tons crushed in 2014 for reasons previously discussed.

Capital expenditures in 2015 are expected to be between $0.8 million and $1.2 million and are for mining equipment rebuilds. No equipment additions are planned at Briggs in 2015. As of December 31, 2014, the cumulative, recorded cost of Briggs’ property, plant, mine development, and mineral interests was $67.2 million, having a carrying-value of $22.1 million, net of depreciation and amortization.

Briggs operates under the requirements of the following significant permits and agencies: (1) Plan of Operations, BLM; (2) Mining and Reclamation Plan, Inyo County; (3) Waste Discharge Requirements, Lahontan; (4) Permits to Operate, Great Basin Unified Air Pollution Control District; and (5) a stream bed alteration permit with California Fish and Game. The Company, via sureties, has posted reclamation bonds with these agencies in the amount of $4.5 million. All surety bonds are subject to annual review and adjustment.

Briggs is hosted by Precambrian quartz-rich gneiss and amphibolite which have undergone ductile folding during Precambrian time and subsequently subject to brittle deformation by high and low-angle faulting during Mesozoic and Tertiary time. High-angle faults and shear zones are believed to have acted as conduits that channeled gold-bearing hydrothermal fluids upwards into the Precambrian gneiss and amphibolites rock units. The principal gold mineralized high-angle fault zone at the mine is the north-south trending Goldtooth fault. The Goldtooth fault was developed historically by underground methods in the early 1900’s and remains an important source of ore at Briggs.

Please see “Summary of Mineral Reserves and Resources” below and Form 20-F, “Briggs Mine, California” for additional information regarding reserves and resources at Briggs.

Pinson Mine Property, Nevada

Pinson is located in Humboldt County, Nevada, about 30 miles east of Winnemucca and is accessed by an all-weather road about ten miles north of the Golconda Exit from Interstate Highway 80. The property is located on the Getchell Gold Belt in north-central Nevada near its intersection with the north end of the Battle Mountain-Eureka trend. Prior to 2000, Pinson produced over 987,000 ounces of gold from oxidized ore by open pit mining and oxide heap-leach and mill recovery. Gold production came from decalcified, locally silicified and/or argillized, fine-grained, limy sedimentary rocks of the Ordovician Period Comus Formation and is considered a Carlin-type, sedimentary host gold system. Mineralization is focused along and adjacent to the Getchell Fault zone. Mineralization is emplaced as karst fillings and carbonate replacements. Mineralization includes oxide, mixed, and sulfide ores that require different processing methods for gold recovery.

In September 2011, Atna completed an Asset Purchase and Sale Agreement ("APSA") with Pinson Mining Company ("PMC"), a subsidiary of Barrick Gold, to acquire PMC’s 70 percent interest in Pinson. The site had previously been operated as a joint venture with PMC owning 70 percent and Atna owning 30 percent. Atna controls approximately four square miles of land containing the historic Pinson Mine and the related mineral resources. Atna had originally entered into an Exploration and Development Agreement with PMC at Pinson in 2004 and ultimately earned a 30% equity interest in the project. The joint venture spent over $50 million on drilling and development work at Pinson from 2004 through 2011.

The land controlled by the Company contains substantially all of the mineral resources developed by the former joint venture. The land position includes approximately four square miles of leased and owned fee lands and unpatented mining claims. This includes 30 claims owned 100 percent, ownership of two additional sections of fee surface and mineral lands, ownership of 41.66 percent of 18 additional claims and a lease interest in 18 full and two fractional mining claims. The Company owns an additional 41.66 percent interest on an additional 120 acres of fee and mineral lands and leases the remainder of that interest, with the remainder controlled by local landowners. In total, there are 2,545 acres in the Pinson package.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2014

The Pinson underground ores are subject to a 6.0% Net Smelter Return ("NSR") royalty payable to underlying landholders and the Mag open pit will be subject to NSR’s ranging from 2.0% to 6.0%. An NSR royalty is a defined percentage of the gross revenues from a mining operation, less a proportionate share of incidental transportation, insurance, refining and smelting costs. PMC also retained a 10 percent, net profits royalty, that is payable after all development expenditures are recaptured and the first 120,000 ounces of gold have been sold.

As of December 31, 2014, the net carrying cost of property, plant, mine development, and mineral interests at Pinson was $34.0 million.

Pinson Underground

Pinson Underground contains numerous ore zones. The principal zones are the Ogee (OG), Range Front, Otto, Adams Peak, and the CX. To date, ore has been developed and mined in the OG and Otto zones. Development of the Pinson underground mine commenced in early 2012 and mine ramp-up began in late 2012. A total of 4,100 feet of primary and secondary development was completed during 2013 and 2012. The primary spiral was driven to the 4530 level from the 4650 adit level (120 feet below the mine portal) and both top cut and underhand ore mining occurred in three OG-zone stope blocks during development. A total of 30,150 tons of ore mined during development was shipped for processing from which 6,834 ounces were recovered. In June 2013, the mine was placed on care and maintenance status due to deteriorating gold market conditions.

In June 2014, Atna re-started mining at the Pinson Underground mine. This re-start was made possible by new operating contracts and changes to the mine design and operating plan:

•	Pinson entered into ore sale agreements to sell both oxide and refractory sulfide ores to the nearby Twin Creeks operation of Newmont. These agreements include the ability to sell small lots of ore, thus reducing working capital requirements. The close proximity of Twin Creeks to Pinson (8 miles) substantially reduced ore transportation cost.
•	Sulfide-ore gold recovery has averaged 94% to 95% in the Twin Creeks autoclave facility, a substantial improvement over the 85% to 86% recovery achieved when sulfide ore was processed in a roasting facility in 2013.
•	Pinson successfully tested its first long-hole mining stope in 2014, producing approximately 6,300 tons of ore at a grade of 0.357 ounces per ton from a stope measuring 100 feet long by 45 feet high and 40 feet wide. This test proved the quality of ground conditions and rock strength required to support this low-cost mining method. Prior mining had exclusively utilized the substantially higher-cost underhand cut-and-fill mining method.
•	Mine plans have been developed to optimize production and costs, using long-hole stoping wherever feasible.
•	A local underground mining contractor was retained on a productivity-based mining contract, replacing the previous time-and-material contract. This resulted in substantially lower mining costs than were experienced in the 2012-2013 development of Pinson.
•	The ability to screen waste rock from mined ores with a three-inch screen deck is increasing the grade of ores shipped and reducing shipped tonnages, resulting in lower transportation and process costs with a negligible loss of gold content.
•	A focus on minimizing overhead and administrative functions at Pinson has also contributed to cost savings.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2014

Production statistics and operating costs for 2014 are shown in the following table. Operations recommenced in June of 2014, so there are no results for First Quarter 2014.

	Second	Third	Fourth	Total
Pinson Underground Production Statistics	Quarter	Quarter	Quarter	2014
Oxide Ore tons mined	350	3,270	590	4,210
Sulfide Ore tons mined	-	1,150	3,650	4,800
Total Ore tons mined	350	4,420	4,240	9,010
Oxide ore grade (oz/ton)	0.336	0.366	0.464	0.377
Sulfide ore grade (oz/ton)	-	0.430	0.420	0.423
Contained gold ounces mined	120	1,700	1,800	3,620
Payable gold ounces sold	70	520	1,355	1,945
Payable gold ounces in inventory at period-end	-	560	530	530

Cash cost per gold ounce sold ($/oz)	$275	$1,382	$933	$1,030
All-in sustaining cost (AISC) ($/oz)	$2,419	$1,816	$1,077	$1,325

Underground Mining cost - $/ore ton	$56	$217	$265	$233
Surface support cost - $/ore ton	$0	$9	$18	$13
G&A cost - $/ore ton	$0	$21	$23	$21
Total Direct Cost - $/ore ton	$56	$247	$306	$267

Note: Cash cost per gold ounce sold is a non-IFRS measure and is calculated utilizing Gold Institute Standards. AISC is also a non-IFRS measure and is calculated utilizing guidance from the World Gold Council. A reconciliation of IFRS measures to these non-IFRS measures follows later in this section. Please see Briggs section for descriptions and definitions of these measures.

Cash cost of production and AISC at Pinson declined through 2014 as a result of adopting lower cost structures and increasing gold production. During 2014, one full time operating crew was employed on a 12 hour-per-day, four day-per-week operating schedule. At the start of 2015, a second crew was added, increasing operating time to 24 hours per day, four days per week. During 2015 the Company anticipates adding additional crews to increase the operating time to a 24 hour–per-day, seven day-per-week schedule. Additional crews will be added as additional working faces are developed in the underground mine. Cash costs are expected to decrease through 2015 as ore sales are increased and additional gold units are produced. Targeted production for Pinson in 2015 is 30,000 to 35,000 ounces. Cash costs are expected to settle into the $700 to $800 per ounce range. AISC is expected to settle into the $800 to $900 per ounce range.

The payment for ore sold to the Twin Creeks mine is based on the recoverable gold content of the ore, the market price of gold and a payable-percentage based on a sliding scale with higher grade ores receiving a higher payable-percentage. A discount to the payable-percentage may result based on higher organic carbon content.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2014

The following schedule reconciles cost of sales to the cash cost and to AISC per gold ounce sold for the portion of 2014 when Pinson Underground was operating.

2014
Total cost of sales	$2,489,300
Less - mining related depreciation and amortization	(421,100)
Less - adjustment of inventory to net realizable value	(63,000)
Total cash cost of sales	$2,005,200

Payable-ounces sold	1,947

Total cash cost per ounce	$1,030

Additional sustaining costs per ounce sold:
General & administrative costs - Corporate allocation	$68
Accretion of Asset Retirement Obligation	24
Sustaining exploration expenditures	142
Sustaining capital expenditures	60
All-in sustaining cost per ounce sold	$1,324

Atna completed an NI 43-101 compliant Technical Report dated October 17, 2014 titled “Pinson Project, Preliminary Feasibility Study” that details resources and reserves for the Pinson Underground. The results of this study are summarized below.

Pinson Underground, Summary of Preliminary Feasibility Study

•	Proven and Probable reserves contain 160,000 ounces at a grade of 0.403 opt
•	4-year mine life with upside: a high resource to reserve conversion potential with infill drilling
•	Mining methods: Long-hole stoping with delayed fill, and underhand drift and fill
•	Gold Production: 30,000 to 45,000 ounces per year
•	Average cash cost: $658/oz; Average AISC cost: $767/oz
•	Sustaining capital: $14.3 million over 4 years
•	Pre-tax NPV @ 8% discount: $61 million at $1,300 per gold ounce
•	Project economics remain positive over a wide range of operating costs, capital costs and gold prices.

Practical Mining of Elko, Nevada completed the underground resources, mine plans, and economic costing for this report. A new resource model and mine design for the Pinson Underground project was developed based on all drill results and experience gained from previous development work. Criteria and grade shells used to develop the mineral resource model reflect tighter grade shell constraints and reduced projections along strike and down-dip to reflect experience gained during the mining campaign of 2012 to 2013.

The Pinson Underground resources are summarized in the tables below. The CX resources within section 32 include only Atna’s 41.66% ownership interest.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2014

Pinson Underground Mineral Resources by Area

		Measured			Indicated			Measured + Indicated			Inferred
Redox	Area	ktons	opt	koz	ktons	opt	koz	ktons	opt	koz	ktons	opt	koz
Oxide	CX Section 32	0.3	0.449	0.1	24.6	0.360	8.9	25.0	0.361	9.0	49.1	0.346	17.0
	CX Excluding Section 32	0.0	0.000	0.0	98.8	0.317	31.3	98.8	0.317	31.3	192.5	0.297	57.2
	CX West	3.2	0.366	1.2	67.2	0.342	23.0	70.4	0.343	24.2	16.7	0.288	4.8
	Line Hole North	0.0	0.000	0.0	0.0	0.000	0.0	0.0	0.000	0.0	6.8	0.463	3.2
	Line Hole South	6.0	0.374	2.3	4.1	0.399	1.6	10.1	0.384	3.9	0.0	0.000	0.0
	Ogee	19.9	0.515	10.3	46.6	0.478	22.3	66.5	0.489	32.5	13.1	0.314	4.1
	Otto	1.3	0.352	0.5	3.8	0.302	1.2	5.2	0.315	1.6	1.5	0.310	0.5
	Range Front	0.0	0.000	0.0	0.0	0.000	0.0	0.0	0.000	0.0	86.6	0.631	54.7
	Subtotal Oxide	30.8	0.464	14.3	245.1	0.360	88.2	275.9	0.372	102.5	366.2	0.386	141.4
Sulfide	Adams Peak	4.2	0.338	1.4	67.9	0.380	25.8	72.1	0.378	27.2	43.6	0.395	17.2
	CX Section 32	0.0	0.000	0.0	10.9	0.507	5.5	11.0	0.506	5.6	15.9	0.465	7.4
	CX Excluding Section 32	0.0	0.000	0.0	20.6	0.340	7.0	20.7	0.340	7.0	232.6	0.344	79.9
	CX West	2.1	0.545	1.1	54.4	0.320	17.4	56.5	0.329	18.6	38.1	0.430	16.4
	Line Hole North	0.0	0.000	0.0	10.4	0.472	4.9	10.4	0.472	4.9	231.1	0.520	120.1
	Line Hole South	3.8	0.632	2.4	1.3	0.631	0.8	5.0	0.632	3.2	0.0	0.000	0.0
	Ogee	24.6	0.697	17.1	90.1	0.619	55.7	114.7	0.635	72.9	297.0	0.491	145.8
	Otto	4.3	0.351	1.5	83.2	0.493	41.0	87.5	0.486	42.5	69.8	0.457	31.9
	Range Front	0.0	0.000	0.0	152.9	0.409	62.6	152.9	0.409	62.6	377.7	0.372	140.5
	Subtotal Sulfide	39.0	0.605	23.6	491.7	0.449	220.8	530.7	0.461	244.4	1,305.7	0.428	559.3
	Total	67.7	0.543	37.9	736.9	0.419	309.1	806.6	0.43	346.9	1,671.9	0.419	700.7

The Technical Report dated October 17, 2014, with an effective date of June 30, 2014, used a $1,500 gold price to determine the cut-off grades for resource estimates. Cut-off grades of 0.22 opt and 0.19 opt for oxide and refractory sulfide mineral resources, respectively, were used to estimate Pinson Underground mineral resources. Oxide and sulfide mineral reserves have been estimated at cutoff grades of 0.23 opt and 0.22 opt respectively using a gold price of $1,300 per ounce. Mineral Reserves include allowances for 5% mining losses and 10% unplanned dilution at zero grade. These Pinson Underground mineral reserves and resources do not reflect mining depletion in 2014.

Pinson Underground Mineral Reserves

	Proven			Probable			Proven + Probable
Area	Ktons	Opt	Koz.	Ktons	opt	Koz.	Ktons	opt	Koz.
Adams Peak	4.4	0.230	1.0	52	0.353	18	56	0.344	19
CX West	2.8	0.233	0.7	4.7	0.348	1.6	7.5	0.305	2.3
Linehole South	7.4	0.357	2.6	2.3	0.399	0.9	9.6	0.367	3.5
Ogee	48	0.443	21	103	0.480	50	151	0.468	71
Otto	7.5	0.187	1.4	70	0.399	28	77	0.379	29
Range Front				95	0.367	35	95	0.367	35
Total	70	0.384	27	327	0.408	133	397	0.403	160

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2014

Underground mining at Pinson consists of two primary mining methods: long-hole stoping with delayed backfill and underhand drift and fill. The preferred sequence for long-hole stopes is to mine from the bottom up and for drift and fill to mine underhand or from the top down. Previous mining at Pinson was exclusively underhand drift and fill. The mine plan initially assumes a two-crew operation with production expanding thereafter to a maximum mining rate of 520 tons per day in 2016. Forecasted production declines in 2017 with the depletion of known proven and probable reserves. Additional infill and step-out drilling from the underground workings will be required to convert additional resources to reserves and extend mine life. The four-year mine plan based on proven and probable reserves is shown in the following table. The 2014 data does not reflect actual results but rather the Study’s earliest projection. Any results forecasted for 2014 that were not realized in 2014 are expected to simply be rolled-forward and realized in a future period.

	2014	2015	2016	2017	Total
Oxide Ore Mined (Ktons)	13	23	48	27	110
Grade (opt)	0.290	0.156	0.238	0.263	0.233
Contained Gold (koz)	3.6	3.5	11.5	7.1	25.7

Refractory Ore Mined (Ktons)	9	103	142	33	287
Grade (opt)	0.696	0.431	0.471	0.510	0.468
Contained Gold (koz)	6.1	44.4	67.0	17.0	134.4

Total Ore Mined (Ktons)	21	126	190	60	397
Grade (opt)	0.457	0.381	0.412	0.399	0.403
Contained Gold (koz)	9.7	47.9	78.5	24.0	160.1

Gold Sales (koz)	7.7	40.0	64.8	18.9	131.5

Stope Development Drift Ore (Ktons)	9	60	64	8	141
Mechanized Stope Ore Mined (Ktons)	12	65	121	52	251
Shrink Stope Ore Mined (Ktons)	-	-	6	-	6

Expensed Waste Mined (Ktons)	1	30	25	10	65

Primary Development Drifting (feet)	-	3,267	3,179	236	6,682
Secondary Development Drifting (feet)	-	1,053	547	40	1,640
Raise Development (feet)	-	247	142	186	575

The infrastructure necessary to support the initially planned level of underground mining is currently in place. Capital expenditures and periods of time for training and ramp-up have been minimized by using a contractor. Future capital spending over the indicated mine life is largely limited to that required to develop 6,700 feet of the decline to access reserves below the current level of development between the 4600 level and the 4100 level.

Economic analysis of the Pinson Underground project, based on proven and probable reserves and a gold price of $1,300 per ounce, shows a net pre-tax Net Present Value (NPV) at an 8% discount rate of $61 million. The after-tax NPV at an 8% discount rate is $51.7 million. Federal income taxes were estimated on a project stand-alone basis using statutory tax rates and do not take into account loss-carryforwards, depreciation of acquisition costs, or the effect of corporate overheads and may therefore overstate actual taxes payable. The Pinson Underground results are estimated on a stand-alone basis with no operating synergies being considered in combination with the Mag Pit project.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2014

The financial results projected by the Study follow, inclusive of non-IFRS measures. The Study included “EBITDA”; as defined here, differently than defined by the Company earlier in this document; as a measure of expected operating performance and as an indicator of cash expected to be generated through operations. The closest IFRS measure for EBITDA, as used in the Study, is operating profit. From operating profit, the Study excludes depreciation expense. The Study made no assumption as to the financing of the project and consequently did not include interest expense within projected net income, however, the determination of a discounted present value inherently assumes financing costs within the discount factor.

Calendar Year	Total	2014	2015	2016	2017

Pinson Underground Study’s Projected Income Statement in ($000’s) --

Total Gold Sales (revenue)	170,971	10,051	52,039	84,253	24,628

Total Operating Cost	(71,922)	(4,045)	(23,464)	(33,261)	(11,152)
Royalties	(10,258)	(603)	(3,122)	(5,055)	(1,478)
Nevada Net Proceeds Tax	(4,352)	(270)	(1,254)	(2,263)	(564)
Total Cash Cost	(86,532)	(4,918)	(27,841)	(40,579)	(13,194)
EBITDA	84,439	5,133	24,198	43,673	11,434

Depreciation	(14,340)	0	(2,351)	(8,582)	(3,407)
Pre-Tax Income	70,099	5,133	21,847	35,091	8,027
Income Tax	(18,375)	(1,339)	(7,288)	(8,124)	(1,624)

Net Income	51,724	3,795	14,559	26,967	6,403

Cash Flow Statement (000's)

Net Income	51,724	3,795	14,559	26,967	6,403
Depreciation	14,340	0	2,351	8,582	3,407
Working Capital	0	(567)	(2,645)	(1,470)	3,160
Operating Cash Flow	66,064	3,227	14,265	34,079	12,970

Capital Costs
Capitalized Development	(13,740)	0	(6,870)	(5,972)	(899)
Mine Capital	(600)	0	(400)	(200)	0
Total Capital	(14,340)	0	(7,270)	(6,172)	(899)

Net Cash Flow	50,202	3,227	6,995	27,908	12,072
Cumulative Cash Flow		3,227	10,222	38,130	50,202

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2014

Project economics remain positive with a wide range of variations in operating costs, capital costs and gold prices. Following is a table indicating sensitivities to possible changes.

	Variance	-40%	-20%	0%	20%	40%
Gold	NPV($M)	$7.1	$33.9	$60.7	$87.4	$114.2
Price	PI	1.56	3.66	5.76	7.87	9.97

Oper.	NPV($M)	$84.9	$72.8	$60.7	$48.6	$36.5
Costs	PI	7.66	6.71	5.76	4.81	3.86

Capital	NPV($M)	$65.7	$63.2	$60.7	$58.1	$55.6
Costs	PI	9.60	7.20	5.76	4.80	4.12

Notes:

1.	Profitability Index (PI) is the ratio of the present value of cash flows to investment.
2.	The internal rate of return is undefined when, as in this case, the cash flow is positive for all years of the project including in the first year.

Study recommendations for the Pinson Underground are to expand the current underground contract mining program to a full-scale production schedule, to continue mining mineral reserves accessed by the existing development, and to resume development of the Pinson spiral in 2015. Underground drilling will be required to convert additional resources to reserves to extend the mine life beyond that shown.

Pinson Underground is permitted to extract by underground mining up to 400,000 tons of ore per year for off-site processing and for the placement in waste dumps of approximately 1.0 million tons of material. Atna has provided the State of Nevada with approximately $1.7 million of bonding for the property and the underground mine.

Please see “Summary of Mineral Reserves and Resources” below and Form 20-F, “Pinson Mine Property, Nevada” for additional information regarding reserves and resources at Pinson.

DEVELOPMENT PROPERTIES

Mag Pit at Pinson

The Mag Pit deposit is adjacent to and separate from the Pinson Underground deposit. Pinson was previously operated as an open-pit mine that produced gold from oxide ores by heap-leach and oxide mill recovery. Between 2004 and 2011, the Pinson joint venture conducted substantial drilling from surface in and around the existing open pits providing new information and expanding the mineral resource base in and around the old pits.

Mag Pit mineralization is typical of a Carlin-type system in that mineralization will range from fully oxidized in nature to fully refractory sulfide at depth with a range of mixed oxide-sulfide mineralization between these ranges. It was determined from metallurgical test work and past operating experience that cyanide soluble gold assays can be utilized as a good proxy for recoverable gold content. Cyanide soluble content may range from as high as 90 percent in highly oxidized material to zero percent in the refractory sulfide. Gold recovery approximately tracks cyanide soluble gold content which is expected to average approximately 60 percent across all ore types.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2014

Atna completed an NI 43-101 compliant technical report dated October 17, 2014 titled “Pinson Project, Preliminary Feasibility Study” with an effective date of June 30, 2014, that details resources and reserves for the Mag Pit. A number of reputable firms and their Qualified Persons worked on the study. Golder Associates Inc. (Golder) of Lakewood, Colorado was the primary author of the report and was responsible for open pit and heap leach design and costing, and Golder takes overall responsibility for its content except as noted below. SGS-Metcon/KD Engineering of Tucson, Arizona was responsible for open pit metallurgy, crushing and recovery plant designs and for the cost estimates of those facilities. Open pit resources were estimated by Gustavson Associates of Lakewood, Colorado.

The Mag Pit resource is disseminated and near surface. It is suitable for exploitation by surface mining methods. The Mag Pit mineral resource, as previously reported in the May 18, 2012 Technical Report, is shown in the following table. The grade of mineralization shown reflects total contained gold ounces per ton (opt).

Mag Pit Mineral Resources

Open Pit Mineral Resource by Area, 0.010 opt Au Cutoff
	Measured			Indicated			Measured + Indicated			Inferred
Zone	Tons (1,000)	Gold Grade (opt)	Gold Ounces (1,000)	Tons (1,000)	Gold Grade opt	Gold Ounces (1,000)	Tons (1,000)	Gold Grade opt	Gold Ounces (1,000)	Tons (1,000)	Gold Grade opt	Gold Ounces (1,000)
Mag Pit	20,631	0.034	711	2,704	0.074	201	23,335	0.039	912	533	0.038	20
South Zone	528	0.040	21	1,604	0.030	49	2,131	0.033	70	291	0.028	8
Total	21,159	0.035	732	4,307	0.058	250	25,466	0.039	982	824	0.034	28

The life-of-mine mineral reserves for the open pit, as shown in the following table, are based on a gold price of $1,250. Mineral reserves are calculated at an internal cyanide-soluble gold cutoff grade of 0.006 opt. Cyanide soluble gold grade (AuCN), versus total gold grade, was utilized to drive the reserve estimate for the Mag Pit due to the presence of refractory sulfide, non-heap-leach-recoverable gold mineralization in the resource.

Mag Pit Mineral Reserves

Reserve Summary at 0.006 opt AuCN Cutoff (Imperial)
		Proven			Probable			Proven + Probable
Zone		Ounces	Tons (1,000)	Grade (opt)	Ounces	Tons (1,000)	Grade opt	Ounces	Tons (1,000)	Grade opt
Mag Pit	Au	250,579	6,323	0.0396	72,065	837	0.0861	322,644	7,160	0.0451
Mag Pit	AuCN	140,554	6,323	0.0222	43,047	837	0.0514	183,600	7,160	0.0256

Note: Grade reported in both total gold grade (Au) & heap leach recoverable gold (AuCN)

The reserves are currently constrained by the limits of private fee-owned property that contain portions of the Mag Pit mineralization zones within Sections 33 and 28 of the property. Potential to develop additional mineralized resources exists outside of these constraints. This potential development would require pit expansion beyond the limits of the private fee-owned lands onto federal lands and is not under consideration at this time. An additional study is recommended to evaluate the potential to develop these resources.

The mining method proposed for the Mag Pit consists of traditional drill and blast operations followed by loading rear-dump haul trucks for ore transport to the crushing plant and the waste rock storage facilities. A fleet of 100-ton haul trucks and 16 cubic-yard wheel loaders will be utilized. The mining fleet has been selected to match the mine plan’s targeted production rate of 1.5 million ore tons per year. The proposed mining schedule employs two ten-hour shifts per day, seven days per week. This study assumes that new mining equipment is purchased and mining is conducted by Atna employees.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2014

Metallurgical test work supports the processing of the Mag Pit ores by crushing, heap leaching, with metal recovery by carbon adsorption, desorption, and electrowinning. The development plan for the Mag Pit envisions two-stage crushing, recovery by heap leaching, and gold recovery in an ADR plant.

The Mag Pit mine is projected to have a life of 6 years with a payback of 4.4 years at a gold price of $1,300 per ounce. The project’s expected cash-operating cost is estimated to be $627 per ounce of gold. The cash flow assumes that all equipment, including mining equipment, is purchased outright versus being financed over time or purchased used, the latter less capital intensive options being more likely. Contract mining was not reviewed as an option, but due to the relatively short project life, would likely improve economic returns and reduce up-front capital costs. Additionally, the leaching of run-of-mine ore, the recovery method historically used at Pinson, may also be a viable option for reducing capital and operating costs and increasing overall returns, relative to the two-stage crushing operation assumed in the Study.

Economic analysis of the Mag Pit project, at a gold price of $1,300 per oz shows a pre-income tax Net Present Value at 8% (NPV8) of $28.1 million, after inclusion of the Nevada Net Proceeds tax, using a 0.0064 opt cyanide soluble cutoff grade. This yields an internal rate of return of 19.5%. These results are estimated on a stand-alone basis with no operating synergies assumed with Pinson Underground.

The capital and operating cost estimates for the Mag Pit project have been developed assuming that it is developed and mined by Atna. Given the project’s short mine life, the plan calls for minimal sustaining capital. The estimated equipment salvage value (US$11.6M) is included in the cash flow analysis shown below.

Mag Pit Project Economic Summary

Gold Price $/oz	$1,300
Total Au Ozs	183,600
Pre-Tax NPV 8%	$28,133,000
After-Tax NPV 8%	$18,325,000
Pre-Tax IRR	19.5%
Pre-Tax Payback (yrs)	4.4
Cash Cost/Oz	$627

Summary of Estimated Open Pit Capital Costs (US$)

Item	Total
Open Pit Mine Capital (Initial and sustaining)	$25,657,274
Surface Facilities (Heap Leach Facility and Shop)	$9,788,000
Processing Equipment, Leach Pad, & Facilities	$30,160,960
Misc: Bonding Cost	$1,273,000
Total	$66,879,234

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2014

Annual operating cash flows using a gold price of $1,300 per ounce are shown in the following table, inclusive of non-IFRS measures defined in the Study.

Mag Pit Estimated Yearly Production and Cash Flow Summary ($000s)

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	TOTAL
Production Statistics
Waste Tons Mined (000s tons)	11,965	8,528	7,561	1,355	558	96	30,064
Ore Tons Mined (000s tons)	391	1,547	1,474	1,540	1,531	678	7,160
Ore Tons Processed (000s tons)	380	1,521	1,510	1,521	1,521	707	7,160
Au Oz’s Mined (Ounces)	5,519	39,198	27,314	41,166	46,412	23,991	183,601
Au Oz’s Sold (Ounces)	4,195	31,115	30,166	37,842	45,153	35,130	183,601
Cumulative Oz’s Sold (Ounces)	4,195	35,310	65,476	103,318	148,471	183,601	183,601
GROSS SALES REVENUE ($000) @ $1,300/oz	$5,453	$40,450	$39,216	$49,194	$58,699	$45,669	$238,681
Selling Costs @ $ 1.57/oz ($000)	$7	$49	$47	$59	$71	$55	$288
NET SALES REVENUE ($000)	$5,446	$40,401	$39,169	$49,135	$58,628	$45,614	$238,393
Cash Production Costs ($000)
Direct Operating Costs	$14,031	$22,675	$23,168	$16,881	$15,962	$8,031	$100,748
Mine Indirect Costs	$1,365	$1,362	$1,359	$1,224	$1,171	$1,164	$7,644
Royalties	$138	$848	$609	$1,312	$2,274	$1,403	$6,583
TOTAL CASH COSTS ($000)	$15,534	$24,885	$25,136	$19,416	$19,406	$10,598	$114,976
Cash Cost Per Au oz ($/oz)	$2,814	$635	$920	$472	$418	$442	$626
EBITDA ($000)	($10,087)	$15,515	$14,033	$29,719	$39,221	$35,016	$123,417
EBITDA Per Au Oz ($/oz)	($1,828)	$396	$514	$722	$845	$1,460	$672
Capital Expenditures ($000)	$66,521	$0	$0	($4,461)	($502)	($6,309)	$55,248
Nevada Net Proceeds Taxes ($000)	$7	$439	$353	$1,173	$1,679	$1,441	$5,092
NET-PRE INCOME TAX CASH FLOW ($000)	($76,615)	$15,076	$13,680	$32,313	$38,045	$39,885	$63,078
Pre-Tax Cash Flow Cumulative ($000)	($76,615)	($61,538)	($47,859)	($14,852)	$23,193	$63,078	$63,078
Federal Income Tax	$0	$0	$0	($836)	($5,806)	($8,319)	($14,960)
NET AFTER TAX CASH FLOW ($000)	($76,615)	$15,076	$13,680	$32,171	$32,239	$31,566	$48,117

NPV PRE-TAX ($000) = $28,133 at 8% – IRR = 19.5%
NPV AFTER-TAX ($000) = $18,325 at 8% - IRR = 16%

The following table shows the results of ±10 percent changes in gold price, operating expenditures, and capital expenditure assumptions. It is apparent that the NPV is more sensitive to sales price than to capital or operating cost changes.

Open Pit Sensitivity Analysis for Price, OPEX, CAPEX ($000s)

%Change	Pre-Tax NPV @ 5%	Pre-Tax NPV @ 8%	Pre-Tax NPV @ 10%
Gold Price
-10%	20,726	11,551	6,327
0%	39,252	28,133	21,768
+10%	57,926	44,854	37,343
Operating Cost
-10%	48,535	36,643	29,817
0%	39,252	28,133	21,768
+10%	29,968	19,623	13,720
Capital Cost
-10%	44,710	33,533	27,124
0%	39,252	28,133	21,768
+10%	33,794	22,733	16,413

Submitting a Mine-Plan-of-Operations and Mine Reclamation and Water Pollution Control Permit applications to the NDEP are the steps required to commence the permitting process for the Mag Pit.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2014

Columbia Project, Montana

The Company wholly-owns or leases 24 patented and 162 unpatented mining claims at Columbia, which is located approximately seven miles east of Lincoln and 45 miles northwest of Helena, in Lewis and Clark County, Montana. The patented claims are subject to NSR royalties that range from zero to six percent. Columbia is a ‘green-field’ site, subject only to minor historic mining, and not previously having operated as a commercial modern mine.

The Company engaged Gustavson Associates, LLC, an independent engineering to complete the “NI 43-101 Technical Report and Preliminary Assessment on the Columbia Project, Lewis and Clark County, Montana” dated June 2, 2010 (the “Columbia PEA”) prepared by William J. Crowl R.G., MMSA SME-RM, Donald Hulse P.E., and Richard Moritz, MMSA of Gustavson Associates, LLC. Each of the foregoing persons is an independent qualified person in accordance with NI 43-101. Results of the Columbia PEA demonstrate that the project may have favorable development potential. The preliminary assessment includes inferred mineral resources within the pit boundary that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment estimates will be realized. Additional studies are required to fully demonstrate the future economic feasibility of the project. This work however justifies moving ahead with a study to further define the economics of the project which may potentially justify commencing the permitting process.

The Columbia mineral resource estimate is summarized in the Summary of Mineral Resources and Reserves section utilizing a cut-off gold grade of 0.02 opt, which is calculated utilizing expected operating cost and recovery parameters as developed in the Columbia PEA with supporting metallurgical test work. The Columbia resource estimate is based on 337 drill holes totaling 147,000 feet of drilling and 12,500 feet of surface trenching in 78 trenches carried out between 1989 and 1993. Bulk sampling, development studies, metallurgical testing, and environmental baseline studies were conducted during the same time period. The deposit remains open for possible extension both along strike and to depth.

The Columbia PEA was prepared in 2010. As a result, both capital and operating costs are dated and are no longer quoted. The Columbia PEA contemplates a conventional open pit truck/loader mining operation with sequential pit waste backfill and a conventional 5,000 ton per day gravity and flotation mill to produce an average annual production of approximately 70,000 ounces of gold and 96,000 ounces of silver over a nine-year mine life of both doré and a gold and silver concentrate. Concentrates would be sold to third-party processing facilities. The initial design seeks to minimize environmental impact by incorporating dry tailings for pit backfill versus a conventional wet tailings dam.

The Columbia PEA developed a number of recommendations for future work. These include:

•	Additional metallurgical sampling to adequately test the various parts of the resource sufficiently to refine the process flow and complete a plant design.
•	Additional drilling to confirm the resource and upgrade the ore classification of the Donnely South area.
•	An evaluation of the permitting requirements of the project.
•	A geotechnical study to optimize pit slope angles and confirm waste dump stability and design.
•	Feasibility and project optimization studies.

A second round of metallurgical test work was completed in February 2012. This work was focused on optimizing flotation gold recovery and characterizing gold concentrate grade and quality utilizing conventional gravity and flotation gold recovery methods to produce concentrate products. Overall recovery was approximately 88 percent for gold and 50 percent for silver. Cleaner flotation upgraded the flotation concentrate to approximately 39 ounces per ton of gold and 125 ounces of silver. Cyanide leach tests on flotation concentrate produced a gold recovery of 98 percent and a silver recovery of 96 percent, indicating a high level of oxidation.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2014

In 2012, the Company completed seven reverse-circulation rotary holes drilled to obtain metallurgical samples for additional process optimization studies. Total footage drilled was 3,468 feet (1,057 m). Holes in this program were drilled down dip on the structural zones to obtain large quantities of mineralized sample material and the intercept lengths do not represent true thicknesses. The long, down-structure intercepts provide strong support for the down-dip continuity of the gold and silver grades in both the Columbia and Donnely vein systems and provide additional support for the resource estimate detailed in the Columbia PEA.

The Company continues to gather environmental baseline data. Monitoring of water resources has been conducted at the Project since the 1990s and has yielded an extensive water quality database. The program was expanded in 2012 with the addition of eight groundwater piezometers and a geomorphic survey of stream reaches. The collected groundwater information will support evaluation of mine water issues such as water supply and dewatering needs. The geomorphic survey is the initial step in characterizing aquatic habitat in the area. The environmental data collection program was also expanded to include terrestrial resources including wildlife, vegetation and wetlands. Extensive logging operations and timber sales were conducted from the property throughout the summers of 2013 and 2014.

Gold mineralization at Columbia is considered a Tertiary-age, low-sulfidation, epithermal volcanic-hosted quartz-adularia vein system. Mineralization is associated with two high-angle fault zones which host the two principal vein and stockwork vein zones known as the Columbia and Donnely veins. The veins are exposed on the surface for over 7,000 feet in a north-south direction and have been explored to a depth of over 500 feet vertically. Gold and silver mineralization is accompanied by broad zones of argillic to propylitic alteration of the dominantly mafic volcanic flows which host the deposit.

Columbia is not currently permitted for development. As with virtually all mining projects in the United States, an environmental impact statement and permitting process must be completed before a mine can be developed on the property. There are no assurances that all needed permits will be issued, issued timely, or issued without onerous conditions.

Cecil R Project, California

Cecil R is located four miles north of Briggs. The Company completed an initial NI 43-101 compliant mineral resource estimate and technical report titled “NI 43-101 Technical Report Mineral Resource Estimate Cecil R Gold Deposit, Inyo County, California USA” dated March 2, 2010 (the “Cecil Report”) prepared by Fred Barnard, PhD and Robert L. Sandefur, P.E. of Chlumsky, Armbrust & Meyer LLC. Each of the foregoing persons is an independent qualified person in accordance with NI 43-101.

Work at Cecil R leading up to the NI 43-101 resource estimate included over 94 drill holes, surface geologic mapping, surface and underground sampling, and 3D geologic modeling. Gold mineralization at Cecil R is hosted by the same geologic unit which hosts the nearby Briggs gold deposit. The gently west dipping blanket-like zone of gold mineralization dips beneath Quaternary gravel cover and is distributed over an area 1,500 feet by 1,200 feet and has a thickness of 10 to 60 feet.

In late 2012, a scoping level economic study was commenced on the Cecil R project. This non-NI 43-101 compliant report produced positive results, and the Company believes this justifies continued work on the project. Additional preliminary engineering work is planned in order to allow a Mine Plan of Operations to be submitted to regulatory authorities. The Cecil R open-pit project may be required to comply with the California Backfill Regulation and be permitted as a stand-alone project. The Cecil R Project is not permitted for operation.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2014

EXPLORATION PROPERTIES

The table below lists and summarizes Atna’s other properties.

Summary of Other Properties at December 31, 2014

Name	Location	Brief Description	Status

Sand Creek Uranium Joint Venture	S.E. of Douglas, Wyoming	~60.1% interest in uranium prospect; ~92,000 acres	Under Joint Venture (JV)

Montana Mineral Rights	Western Montana	Many mineral occurances including gold, silver, copper, barite, & phosphate; ~830,000 acres	For sale, JV, or development

Blue Bird Prospect	Granite County, Montana	Copper-silver prospect; 6 unpatented claims	Avail. For JV

Wolf Prospect	S.E. Yukon	65.6% interest in polymetallic prospect	Avail. For JV

Ecstall Prospect	British Columbia	Polymetallic prospect	Avail. For JV

Properties are as described in the annual report on Form 20-F.

In March 2014, the Company closed the sale of 26,689 acres of mineral rights in Missoula and Granite Counties to Kennecott Exploration Company (KEX) for $300,000. CR Montana Corporation, an Atna subsidiary, retained a 1.5 percent NSR royalty on the purchased rights. In Second Quarter 2014, the Company sold an additional 640 acres of Montana Mineral Rights to a third party; the Supplemental Agreement with Uranium One in relation to the Sand Creek Uranium Joint Venture was extended to June 30, 2015; and the claim position in relation to the Clover project was reduced from 255 unpatented lode claims to 169 unpatented lode claims. In November 2014, Clover was sold as part of a package with Reward for $10.0 million.

CLOSURE PROPERTY

Kendall, Montana

Kendall is located approximately 20 miles north of Lewistown, Montana. Kendall was developed as an open-pit, heap-leach gold mine that operated from 1988 to its closure in 1995. Leaching of the remaining gold in the heap-leach pads continued through early 1998. Kendall produced approximately 302,000 ounces of gold and 136,000 ounces of silver from 1988 through 1998.  Kendall operated under permits issued by Montana Department of Environmental Quality (MDEQ) and other regulatory agencies. The Kendall permit area covers approximately 1,040 acres of which approximately 448 acres were disturbed. Leach pad capping and surface reclamation and re-vegetation of the site are substantially completed. Water management and treatment at the site will be continued for the foreseeable future.

In April 2012, Kendall entered into an agreement with the MDEQ, whereby Atna agreed to provide financial support to complete a final EIS closure study. As part of this agreement, Kendall submitted on July 25, 2012 an application to the MDEQ providing a final closure and reclamation plan for the Kendall mine site. In October 2014, Atna was advised by the MDEQ that it has reviewed the Kendall Mine’s amended Closure and Water Management Plan Application and has determined that the amendment application is complete and complies with substantive requirements of the Metal Mine Reclamation Act, relying on the environmental analysis provided in the Kendall amendment application. Based on this determination, the MDEQ will issue a draft permit amendment. The MDEQ has awarded a contract to an independent engineering firm to write the environmental analysis for the draft and final Environmental Impact Study to support the final closure plan. Work is expected to commence on this project in the Second Quarter of 2015.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2014

CR Kendall has approximately $2.4 million on deposit in an interest-bearing account with the MDEQ for reclamation at Kendall. A further $0.2 million surety bond is also in place. Once a final Record of Decision on the Plan has been issued by the MDEQ, as part of the amended agreement, CRK will use any cash remaining on deposit with the MDEQ to fund any future operation, maintenance and replacement of water treatment and closure facilities. All facilities required to implement the amended plan, consisting primarily of long-term water treatment facilities, are in place.

As reclamation objectives at Kendall are achieved, parcels of land are being made available for purchase to the general public. From 2010 through 2014, Kendall has sold or donated a total of 598.2 acres of reclaimed and natural land parcels in a number of transactions. Kendall retains the water rights associated with the sold parcels as well as rights-of-access to conduct environmental monitoring and additional reclamation, if required.

Regulatory agencies must give final approval to all closure measures and be satisfied that the mine has met all reclamation requirements.  There is no assurance of agency satisfaction with mine closure. Kendall uses internal and external technical and legal experts to monitor and ensure environmental compliance. Atna believes the operation is currently in material compliance with all environmental and safety regulations.

Summary of Mineral Reserves and Resources

The mineral reserve and resource figures below are estimates, subject to forward-looking-statement limitations. All reserve and resource figures are considered current as indicated in the footnotes to the tables. The scientific and technical information about the Company’s mineral properties contained in this Report has been prepared under the supervision of, reviewed by and approved by William Stanley, a Registered Member of the Society for Mining, Metallurgy and Exploration, a Licensed Geologist, the Company's Vice President Exploration, a “qualified person” as that term is defined in NI 43-101.

The mineral resources reported below, other than those declared as proven and probable mineral reserves, have no demonstrated economic viability at this time. The quantity and grade of reported inferred mineral resources in these estimations are based on limited information and should be considered conceptual in nature. It is uncertain if further exploration will result in discovery of a measured or indicated mineral resource within those areas classified as inferred resources.

An NI 43-101 Technical Report and Pre-Feasibility Study on the Pinson property titled “NI 43-101 Technical Report, Pinson Project, Preliminary Feasibility Study, Humboldt County, Nevada” dated October 17, 2014 with an effective date of June 30, 2014 (the “Pinson Technical Report”) was endorsed by Richard E. Kiel, PE, Edward H. Minnes, PE, and Russ Browne, PE, all of Golder Associates Inc., Joseph M. Keane, PE of SGS Metcon/KD Engineering, Donald E. Hulse, P.E. of Gustavson Associates, LLC and Mark A. Odell, PE, and Karl T. Swanson, SME, MAusIMM, of Practical Mining LLC. The Company is currently mining the new underground reserve and progressively ramping-up production levels. Additional permitting is required to commence development of the open pit reserves at the project.

Cautionary Note to US Investors concerning estimates of Measured and Indicated Resources: This section uses the terms “measured” and “indicated” mineral resources. The Company advises US investors that while those terms are recognized and required by Canadian regulations, the US Securities and Exchange Commission (the “SEC”) does not recognize them. US investors are cautioned not to assume that any part or all of mineral resources in these categories will ever be converted into reserves.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2014

Cautionary Note to US Investors concerning estimates of Inferred Resources: This section uses the term “inferred” mineral resources. The Company advises US investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred” mineral resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. US investors are cautioned not to assume that part or all of an inferred resource exist, or is economically or legally minable.

Gold Mineral Reserves - Proven and Probable (1 & 2)

Category	Tons (x1,000)	Au (oz/ton)	Contained Ounces
Briggs(1) 100% Atna
Proven	2,157	0.017	37,584
Probable	1,862	0.017	31,314

Briggs reserves	4,019	0.017	68,899

Pinson Underground(2) 100% Atna
Proven	62	0.375	23,224
Probable	327	0.408	133,144

Pinson Underground reserves	389	0.402	156,368

Total reserves	4,408	0.051	225,267

(1)	Briggs mineral reserve summary is based on a 0.0069 opt gold incremental leach cut-off grade calculated using $1,300 per ounce gold supported by the report titled “2012 NI 43-101 Technical Report on the Briggs Mine, Inyo County, California” dated May 29, 2012 with an effective date of March 26, 2012 (the “Briggs Report”) prepared by Alan C. Noble, P.E. of Ore Reserves Engineering, Michael J. Read, SME-RM of Chlumsky, Armbrust & Meyer LLC, William R. Stanley, SME-RM, V.P. Exploration of the Company, and Douglas E. Stewart, P.E., former V.P. and COO of the Company. Messrs. Noble and Read are independent qualified persons in accordance with NI 43-101 and Messrs. Stanley and Stewart are non-independent qualified persons in accordance with NI 43-101. The Briggs Report was filed on SEDAR on May 22, 2012. The mineral reserve has been updated and reconciled by Mr. Read for mine production through 2014 and is current as of December 31, 2014.
(2)	Both the Pinson Open Pit –Mag Pit and Pinson Underground reserves are supported by the NI 43-101 Technical Report and Pre-Feasibility Study on the Pinson property titled “NI 43-101 Technical Report, Pinson Project, Preliminary Feasibility Study, Humboldt County, Nevada” dated October 17, 2014 with an effective date June 30, 2014 (filed on SEDAR in October 2014) (the “Pinson Technical Report”), endorsed by Richard E. Kiel, PE, Edward H. Minnes, PE, and Russ Browne, PE, all of Golder Associates Inc., Joseph M. Keane, PE of SGS Metcon/KD Engineering, Donald E. Hulse, P.E. of Gustavson Associates, LLC and Mark A. Odell, PE, and Karl T. Swanson, SME, MAusIMM, of Practical Mining LLC. Mineral reserves have been updated and reconciled for mine production in 2014 and are current as of December 31, 2014.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2014

Gold Mineral Resources - Measured, Indicated and Inferred (1, 2, 3, 4, and 5)

Category	Tons (x1,000)	Au (oz/ton)	Contained Ounces
Measured
Briggs - 100% (1,2)	9,503	0.021	197,034
Pinson - Underground 100% (1,3)	61	0.558	34,129
Pinson - Open pit 100% (1,3)	21,159	0.035	732,000
Columbia - 100% (4)	5,370	0.047	254,400
Cecil-R - 100% (5)	858	0.024	20,800

Total measured	36,951	0.034	1,238,363

Indicated
Briggs - 100% (1,2)	16,378	0.019	306,504
Pinson - Underground 100% (1,3)	737	0.419	309,011
Pinson Open pit 100% (1,3)	4,307	0.058	249,600
Columbia - 100% (4)	11,294	0.043	487,300
Cecil-R - 100% (5)	2,382	0.022	52,700

Total indicated	35,098	0.040	1,405,115

Measured & indicated
Briggs - 100% (1,2)	25,881	0.018	503,538
Pinson - Underground 100% (1,3)	798	0.430	343,140
Pinson - Open pit 100% (1,3)	25,466	0.039	981,700
Columbia - 100% (4)	16,664	0.045	741,700
Cecil-R - 100% (5)	3,240	0.023	73,500

Total measured & indicated	72,049	0.037	2,643,578

Inferred
Briggs - 100% (2)	11,949	0.018	213,181
Pinson - Underground 100% (3)	1,672	0.419	700,757
Pinson - Open pit 100% (3)	824	0.034	28,300
Columbia - 100% (4)	10,705	0.042	453,600
Cecil-R - 100% (5)	5,144	0.019	99,400

Total inferred	30,294	0.049	1,495,238

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2014

Silver Mineral Resources (Columbia) - Measured, Indicated and Inferred (5)

Category	Tons (x1,000)	Ag (oz/ton)	Contained Ounces
Measured	5,370	0.155	831,100
Indicated	11,295	0.115	1,304,400

Total measured & indicated	16,665	0.128	2,135,500

Total inferred	10,705	0.097	1,035,800

(1)	Mineral Resources for Briggs, Pinson Underground, and Pinson Open Pit include Proven and Probable Reserves.
(2)	Briggs Report, NI 43-101 Technical Report Briggs Mine, dated May 29, 2012; 0.006 opt gold cut-off, adjusted for actual production through December 31st, 2014 and other changes during production.
(3)	Pinson Technical Report, NI 43-101 Technical Report, dated October 17, 2014: using 0.22 opt sulphide and 0.190 opt oxide cut-off (underground) and 0.010 opt cut-off (open pit). The underground resource has been reconciled against development and mining completed through December 31, 2014.
(4)	Columbia Report, NI 43-101 Technical Report Columbia Gold Property, June 2010; 0.020 opt gold cut-off.
(5)	Cecil R Report, NI 43-101 Technical Report Cecil R Gold Property, March 2010; using a 0.010 opt gold cut-off.

Selected Annual Information

Following is selected annual information for the last three years ended December 31. The information is reported in USD, in accordance with IFRS, consistently applied.

Year ended	2014	2013	2012
Total revenues	$41,484,300	$45,035,100	$59,763,300
Cost of sales, excluding impairments & inventory valuation adjustments	42,218,400	40,314,900	43,580,700
Impairments & Inventory valuation Adjs.	5,085,700	35,685,700	-
All other expenses	9,540,400	18,654,100	9,296,600
Net (loss) income	$(15,360,200)	$(49,619,600)	$6,886,000
Basic and diluted (loss) income per share	$(0.08)	$(0.32)	$0.05

Working capital	$12,098,400	$(7,039,800)	$6,429,000
Total assets	$96,245,400	$112,277,300	$160,184,700
Total liabilities	$33,666,200	$35,767,300	$42,816,200
Total shareholders' equity	$62,579,200	$76,510,000	$117,368,500
Number of shares issued and outstanding	207,347,362	189,922,144	144,989,922

Gold and silver revenues decreased $3.6 million, or 8 percent, to $41.5 million in 2014 compared to 2013. Gold ounces sold increased by 3 percent largely due to the recommencement of operations at Pinson Underground and the resultant sale of 1,950 payable ounces from that site in 2014. The average price realized per gold ounce sold decreased 11 percent, decreasing revenue by $4.9 million.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2014

Gold and silver revenues decreased $14.7 million, or 25 percent, to $45.0 million in 2013 relative to 2012. Gold ounces sold decreased 11 percent, and the average price realized per gold ounce decreased 15 percent. Ounces produced and sold declined principally due to labor and equipment at Briggs being focused on a capitalized stripping campaign in the first five months of 2013. Briggs ounces-sold declined 2 percent further in 2014 to 30,900 sold-ounces due to conditions encountered in the Goldtooth Pit, as explained in the Briggs property discussion above.

Cost of sales, including depreciation and excluding long-term asset impairments and inventory valuation adjustments, increased 5 percent in 2014 relative to a 3 percent increase in the ounces sold. The slight increase in the cost per unit, 2 percent, is principally attributable to increased depreciation expense per unit. Without the adjustments to inventory’s net realizable value, the increase in depreciation expense would have been greater. Cost of sales, including depreciation and excluding long-term asset impairments and inventory valuation adjustments, decreased 7 percent in 2013 relative to an 11 percent decrease in ounces-sold in 2012. Total costs increased approximately 4 percent in 2013 due to increasing costs of labor and consumable materials.

For an analysis of line items affecting net income in 2014 and 2013, including impairments and inventory valuation adjustments, please see “Results of Operations – Year Ended December 31, 2014 versus Year Ended December 31, 2013” later in this MD&A. Events in 2012 may be noted in the prior years’ MD&A’s and, for comparison purposes, are summarized here. In 2012, in addition to revenues and cost of sales, other line items significantly impacting net income were: higher exploration expense ($1.7 million) principally for drilling projects undertaken in that year; lower interest expense ($1.3 million), most interest having been associated with development efforts at Pinson and capitalized; and a period-loss of $0.8 million on realized and unrealized changes in the fair value of derivatives embedded in the Gold Bonds existing in that year.

At December 31, 2014, the Company had net working capital of $12.1 million, inclusive of $2.2 million in cash. As of December 31, 2013, the Company had a net working capital deficit of $7.0 million; however $22.0 million of working capital was subsequently drawn in January of 2014 through a long-term note obligation to refinance current obligations. Similarly, subsequent to year-end, refinancing increased working capital at December 31, 2012 by C$17.5 million.

Total assets declined $16.0 million in 2014 principally due to the sale of Reward and Clover, having had a net book value of $11.1 million. A book-loss of $1.1 million and a tax-gain of $5.6 million were recognized for this sale. Total assets declined in 2013 principally due to the recognition of impairments.

Total liabilities have been decreasing through the prepayment of $4.9 million of debt in Fourth Quarter 2014, scheduled retirement of the 2009 Gold Bonds through December 2013, scheduled payment of C$2.5 million of debt in February 2013, and through the continued servicing of equipment notes and leases. Total liabilities decreased 6 percent in 2014 and 16 percent in 2013.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2014

Summary of Quarterly Results

Following is selected quarterly financial information for the eight most recent quarters. The information is reported in USD, in accordance with IFRS, consistently applied.

Results for Quarter ended	Dec-14	Sep-14	Jun-14	Mar-14
Revenues, gold and by-product sales	$10,791,100	$10,085,500	$10,810,900	$9,796,800
Percent change from previous quarter	7%	-7%	10%	-8%
Percent change from prior period	1%	-16%	10%	-22%

Average gold price per ounce sold	$1,204	$1,285	$1,297	$1,253
Percent change from previous quarter	-6%	-1%	4%	-4%
Percent change from prior period	-8%	-2%	-10%	-23%

Gold ounces sold	8,922	7,799	8,301	7,770
Percent change from previous quarter	14%	-6%	7%	-4%
Percent change from prior period	10%	-15%	23%	1%

Cost of sales, excluding depreciation & fair-value Adj.	$8,985,800	$8,353,300	$8,760,600	$8,126,300
Percent change from previous quarter	8%	-5%	8%	2%
Percent change from prior period	12%	-8%	14%	-4%

Cost of sales, excluding Depr. & fair-value Adj., per Oz. sold	$1,007	$1,071	$1,055	$1,046
Percent change from previous quarter	-6%	1%	1%	6%
Percent change from prior period	2%	8%	-7%	-5%

Inventory fair-value write-down (recovery) to net realizable value	$3,018,900	$868,100	$(77,300)	$340,700

Impairment (recovery) of non-current assets	$1,010,800	$-	$-	$(75,500)

Depreciation and amortization, cost of sales	$2,205,600	$2,080,500	$2,001,800	$1,704,500
Depreciation and amortization, cost of sales, per Oz sold	$247	$267	$241	$219

General & administrative expense, including depreciation	$818,700	$736,000	$1,079,300	$1,086,800
Exploration expenses	$11,000	$(230,800)	$236,800	$291,400
Property-maintenance expenses	$93,200	$111,500	$339,000	$253,700
Site restoration recovery	$676,700	$-	$-	$-

Interest expense	$(1,153,500)	$(1,196,400)	$(1,164,900)	$(1,329,300)
Realized and unrealized gain (loss) on derivatives	$-	$4,400	$(69,800)	$50,900
Other (expense) income not listed above	$(1,336,500)	$91,700	$(284,200)	$2,353,100

Income tax expense, net	$(2,600)	$-	$-	$-

Net loss after income tax for the quarter	$(8,522,200)	$(2,933,400)	$(3,048,200)	$(856,400)
Basic loss per share	$(0.04)	$(0.01)	$(0.02)	$-

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2014

Results for Quarter ended	Dec-13	Sep-13	Jun-13	Mar-13
Revenues, gold and by-product sales	$10,699,000	$12,030,500	$9,784,200	$12,521,400
Percent change from previous quarter	-11%	23%	-22%	-24%
Percent change from prior period	-35%	-15%	-26%	-21%

Average gold price per ounce sold	$1,310	$1,308	$1,436	$1,625
Percent change from previous quarter	0%	-9%	-12%	-5%
Percent change from prior period	-24%	-21%	-11%	-3%

Gold ounces sold	8,115	9,147	6,775	7,700
Percent change from previous quarter	-11%	35%	-12%	-20%
Percent change from prior period	-15%	6%	-16%	-18%

Cost of sales, excluding depreciation	$7,996,500	$9,096,800	$7,714,900	$8,491,600
Percent change from previous quarter	-12%	18%	-9%	-17%
Percent change from prior period	-22%	1%	1%	-1%

Cost of sales, excluding depreciation, per ounce sold	$985	$995	$1,139	$1,103
Percent change from previous quarter	-1%	-13%	3%	3%
Percent change from prior period	-8%	-5%	22%	20%

Inventory fair-value write-down (recovery) to net realizzble value	$1,830,100	$(600,900)	$1,366,400	$-

Impairment of non-current assets	$33,090,100	$-	$-	$-

Depreciation and amortization, cost of sales	$2,279,600	$1,525,800	$1,582,700	$1,627,000
Depreciation and amortization, cost of sales, per Oz sold	$281	$167	$234	$211

General & administrative expense, including depreciation	$1,229,900	$1,273,400	$1,174,400	$1,337,900
Exploration expenses	$318,000	$20,000	$134,100	$231,800
Property-maintenance expenses	$258,000	$728,000	$69,900	$76,300
Site restoration (recovery) expense	$(568,600)	$-	$-	$-

Interest expense	$(2,139,000)	$(992,600)	$(211,100)	$(102,900)
Realized and unrealized gain (loss) on derivatives	$89,700	$(189,700)	$811,900	$171,900
Other income (expense) not listed above	$221,300	$23,000	$(111,000)	$85,800

Income tax (expense) benefit, net	$(10,604,700)	$-	$669,900	$(93,500)

Net (loss) income after income tax for the quarter	$(48,167,300)	$(1,171,900)	$(1,098,500)	$818,100
Basic (loss) income per share	$(0.26)	$(0.01)	$(0.01)	$0.01

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2014

The Company’s financial results are not significantly impacted by seasonality. Expenses and income vary depending on gold price; the tons of ore mined and processed; ore grades; stripping ratios; labor, diesel, chemical, tire, aggregate, and maintenance costs; contract mining and processing costs; gains and losses on derivatives; gains or losses on the sale of investments and disposals of properties; and other factors. Significant operating costs include: labor and benefits, fuel, maintenance and supplies, chemicals, explosives, and outside services. Competition for experienced mining staff continues to be an issue and has been a factor in increasing the costs of doing business. Fuel cost is a significant cost factor at Briggs. In 2014 and 2013, diesel fuel represented approximately 23 percent and 22 percent of “Cost of sales, excluding depreciation”, respectively.

Gold price trends indicated above reflect global market conditions. In the last three years, the London PM Fix price per ounce of gold has been between $1,142 (November 2014) and $1,792 (October 2012). The three-year average London PM Fix price at December 31, 2014 was $1,449. The range of price movements in 2014 was between $1,142 and $1,385 per ounce, with the average London PM Fix price being $1,266 per ounce.

Ounces sold relate directly to operating capacity and production. In 2014 and 2013, production was principally impacted by re-commencing operations at Pinson Underground in June 2014; changes in the degree and timing of stripping activities at Briggs; changes in mined ore grades; and managing the crushing-plant bottleneck at Briggs. Mining and production metrics are discussed further under “Briggs Mine, California” and “Pinson Underground” under “Pinson Mine Property, Nevada” above.

Changes in the total cost of sales, excluding depreciation, have generally been consistent with changes in the ounces sold. Gold ounces sold increased 14 percent in Fourth Quarter 2014 relative to Third Quarter 2014; cost of sales, excluding depreciation, increased 8 percent; and the cost per ounce decreased 6 percent, reflecting cost reductions at Pinson and Briggs. See “Pinson Underground” under “Pinson Mine Property, Nevada” for further discussion of its cost reductions. In Third Quarter 2014 and in Second Quarter 2014, the average cost per gold ounce sold increased only marginally, 1 percent. The average cost per gold ounce increased 6 percent in First Quarter 2014 as fixed costs and slight increases in maintenance and other operating costs at Briggs were spread over fewer ounces sold than in Fourth Quarter 2013. The Goldtooth South pit had a higher stripping ratio and involved longer haul-cycles than do the Briggs Main North or Briggs Main pits, causing increased mining costs between May 2013 and October 2014. The average cost per gold ounce declined significantly in both the third and fourth quarters of 2013 due to increased ore production and lower stripping ratios than experienced earlier in 2013. A focus on stripping of the Goldtooth South pit caused costs per gold ounce to be at a relatively high level in the first two quarters of 2013.

See “Results of Operations – Year Ended December 31, 2014 versus Year Ended December 31, 2013” later in this MD&A for descriptions of the write-downs in inventory to estimated net realizable value and for descriptions of impairments recognized.

Depreciation and amortization within cost of sales is initially calculated on a units-of-production basis. Depreciation expense per ounce has tended to increase as stripping, equipment rebuilds, sustaining capital, and other capital additions at Briggs have been depreciated over a reserve being depleted at a proportionally more rapid pace. There has been an increasing inconsistency on a depreciation-per-ounce basis between quarters after June of 2013 as adjustments reducing the value of inventory to net realizable value decrease the depreciation within inventory and hence decrease the depreciation expense that flows through cost of sales.

Managed cost reductions reduced general and administrative (“G&A”) expenses in 2014, with the greatest impact being the last two quarters. G&A expenses were relatively consistent between quarters in 2013.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2014

Exploration and property-maintenance expenses vary directly with projects undertaken and the degree of certainty of future benefit. Negligible exploration activities were underway in Fourth Quarter 2014. With Pinson Underground re-commencing operations in late June of 2014, property-maintenance expenses were greatly diminished in the third and fourth quarters of 2014. In Third Quarter 2014, $0.3 million of ‘exploration’ expenses associated with Pinson’s pre-feasibility studies were capitalized upon the successful completion of those studies, resulting in exploration and property-maintenance recoveries in the quarter being $0.2 million. In the first and second quarters of 2014, a pre-feasibility study was underway for the Mag Pit project at Pinson, and Pinson Underground property-maintenance expenses were incurred. In the third and fourth quarters of 2013, leaching tests and geological and pre-feasibility studies were being conducted for the Mag Pit at Pinson, and Pinson Underground was recognizing care and maintenance expenses after being placed on that status in June of 2013.

The Company recognized site restoration expense of $0.7 million in 2014 and a site restoration recovery of $0.6 million in 2013. The expense recognized in 2014 resulted primarily from an updated time table for reclamation work at Briggs and a change in estimated future costs at Kendall. In 2013, estimated future Briggs reclamation costs were decreased, leading to the recovery.

On January 31, 2014, the Company entered into a $22.0 million credit facility agreement (the “Waterton Loan”) with Waterton Precious Metals Fund II Cayman, LP (“Waterton”). Interest expense was consistently between $1.2 million and $1.3 million in each quarter of 2014, principally being incurred or imputed on the Waterton Loan. The Waterton Loan refinanced other current obligations and the C$18.1 million balance of a note (“Sprott Loan”) with Sprott Resource Lending Partnership (“Sprott”), initially undertaken in 2011 to finance the initial development and acquisition of the remaining 70 percent interest in the Pinson Property. Interest expense includes accretion of asset retirement obligations, loan discount-fee amortization, and interest for equipment financing. In Fourth Quarter 2013, $1.1 million of loan-amendment fees, related to the Sprott Loan replaced in January of 2014, was written-off as interest expense, adding to the $1.0 million of interest expense otherwise recognized that quarter. When Pinson Underground was placed on care and maintenance at the end of June 2013, interest incurred began to be expensed, increasing interest expense to $1.0 million in Third Quarter 2013. Interest expense was trending down through and including the Second Quarter 2013 as debt was being reduced and interest on new debt, associated with the acquisition and development of Pinson Underground was instead capitalized. When debt, including existing general corporate debt, is used to fund material capital projects such as the development of the Pinson mine, accounting guidance (IFRS) requires the related interest on the debt to be capitalized as part of the cost of the project.

Realized and unrealized gains and losses on derivatives prior to December 31, 2013 relate directly to market movements in the price of gold and the embedded forward sales in the 2009 Gold Bonds, which were retired in December of 2013. The minimal unrealized gains and loss on derivatives in 2014 resulted from mark-to-market accounting for open forward sales at the quarter-ends.

Other expense and income indicate the impact of ‘one-off’ events. In Fourth Quarter 2014, the $1.3 million expense principally reflects the $1.1 million book-loss on the sale of Reward and Clover. In the First Quarter 2014, the $2.4 million income principally reflects the $2.2 million foreign-exchange gain realized upon the settlement of the Sprott Loan, denominated in Canadian dollars. In 2013, other income was principally realized on insurance settlements for claims filed in 2013 and in 2012.

Income tax benefits and expenses recorded relate to the current year’s results, to the deferred tax provision related to changes in longer-term projections, and to updates in the expected use of the Company’s deferred net operating losses. During 2013, the Company updated and recognized reductions of $10.3 million in its deferred tax assets (“DTA”) attributable to its US net operating loss carryforwards and all other sources. Until the timing and magnitude of future taxable profits became clearer, the Company determined that there was not a sufficient probability that future taxable profits would be available to utilize tax loss carryforwards and deductible temporary differences.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2014

Results of Operations – Fourth Quarter 2014 versus Fourth Quarter 2013

Atna recognized a net loss of $8.5 million, $(0.04) per basic share, for the Fourth Quarter 2014. These quarterly results compare to a net loss of $48.2 million, $(0.26) per basic share, for the Fourth Quarter 2013. Significant elements of the $39.7 million reduced loss between the two quarters are presented below.

•	Gold and silver revenues increased $0.1 million, or 1 percent, to $10.8 million in the Fourth Quarter 2014 compared to the Fourth Quarter 2013 with the gold ounces sold increasing from 8,115 ounces to 8,922 ounces, a 10 percent increase, and the average price realized per gold ounce sold decreasing from $1,310 to $1,204, an 8 percent decrease.
•	Cost of sales, excluding depreciation, and excluding impairments and adjustments to inventory valuations, was $9.0 million in Fourth Quarter 2014 and $8.0 million in Fourth Quarter 2013, an increase of $1.0 million, or 12 percent. Ounces sold increased 10 percent, so a net 3 percent increase relates to increased per unit costs. The 3 percent increase largely followed from higher costs incurred earlier in the year now being relieved from inventory.
•	Depreciation, cost of sales, was $2.2 million in Fourth Quarter 2014 and $2.3 million in Fourth Quarter 2013. The write-downs of inventory to estimated net realizable value in prior quarters are reducing the depreciation flowing out of inventory and into cost of sales when the inventory is sold, leading to reductions in the depreciation, cost of sales, line-item.
•	A write-down of inventory to estimated net realizable value less costs of completion resulted in recognition of an expense of $3.0 million in Fourth Quarter 2014 and $1.8 million in Fourth Quarter 2013. The adjustments were based on the quarter-end gold prices of $1,206 and $1,205 per ounce of gold, respectively.
•	General and administrative expenses declined by 33 percent from $1.2 million to $0.8 million in Fourth Quarter 2014. This reflects the results of cost reduction efforts.
•	Exploration expenses declined from $0.3 million to virtually nil, and care and maintenance expenses declined from $0.3 million to $0.1 million in Fourth Quarter 2014, relative to Fourth Quarter 2013. The former reflects reduced exploration activities and the latter reflects that little remained on care and maintenance late in 2014.
•	An impairment of $1.0 million was recognized in Fourth Quarter 2014 when the Goldtooth Pit at Briggs was depleted. Impairments of $33.1 million were recognized in 2013. The properties impaired in 2013 were all pre-commercial-production properties at various stages of development. Please see footnote to financial statements for a complete description.
•	The Company recognized site restoration expense of $0.7 million in 2014 and a site restoration recovery of $0.6 million in 2013. The expense recognized in 2014 resulted primarily from an updated time table for future reclamation work at Briggs and a change in estimated future costs at Kendall. In 2013, estimated future Briggs reclamation costs were decreased, leading to the recovery.
•	Interest expense decreased by $1.0 million to $1.2 million in Fourth Quarter 2014, principally as $1.1 million of fees for the final Sprott Loan amendment were expensed as interest and as a ‘one-off’ adjustment in Fourth Quarter 2013.
•	Losses on asset disposals were $1.4 million in Fourth Quarter 2014 and $0.3 million in Fourth Quarter 2013. The loss in Fourth Quarter 2014 principally reflects the $1.1 million book-loss on the sale of Reward and Clover.
•	Other income was $0.1 million in Fourth Quarter 2014 and $0.5 million in Fourth Quarter 2013. The latter income resulted principally from gains on insurance settlements for premature mechanical failures of equipment.
•	During Fourth Quarter 2013, the Company updated and recognized reductions of $10.9 million in its DTA attributable to its US net operating loss carryforwards and all other sources, and the Company recognized a current tax recovery of $0.3 million. In Fourth Quarter 2014, the Company recognized a negligible current tax expense.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2014

As of December 31, 2014, cash and cash equivalents were $2.2 million, a $1.5 million increase in the Fourth Quarter 2014. The significant elements underlying the net increase of $1.5 million in cash in Fourth Quarter 2014 are presented below with comparisons to Fourth Quarter 2013.

•	Overall, cash provided by operating activities decreased $2.5 million in Fourth Quarter 2014, relative to Fourth Quarter 2013. Of this, $2.0 million was attributable to increased working capital and $0.5 million was attributable to operating results, principally a $0.9 million decrease in revenue resulting from a decrease in the gold prices. $1.0 million was used in operating activities in Fourth Quarter 2014, inclusive of a $1.5 million increase in working capital. $1.5 million was provided by operations in Fourth Quarter 2013, inclusive of a $0.5 million decrease in working capital.
•	$1.3 million and $1.4 million were spent for mine development and to acquire capital equipment at Briggs and Pinson in Fourth Quarter 2014 and Fourth Quarter 2013, respectively.
•	$0.4 million and $0.8 million were spent for stripping activity assets at Briggs in Fourth Quarter 2014 and Fourth Quarter 2013, respectively.
•	Proceeds from insurance settlements provided $0.4 million in Fourth Quarter 2013. There were no similar events in 2014.
•	Proceeds from the sale of assets, principally the sale of Reward and Clover, provided $10.5 million in Fourth Quarter 2014 and an immaterial amount in Fourth Quarter 2013.
•	In Fourth Quarter 2014, $6.2 million was used to pay-down debt; $4.9 million of this being a pre-payment of a portion of the principal balance of the Waterton Loan. In Fourth Quarter 2013, $1.7 million was used to pay-down debt; $0.9 million of this being for the final principal payment on the 2009 Gold Bonds and the balance being principal reductions on equipment notes and leases.

Results of Operations – Year Ended December 31, 2014 versus Year Ended December 31, 2013

Atna recognized a net loss of $15.4 million, ($0.08) per basic share for 2014. These results compare to a net loss of $49.6 million, ($0.32) per basic share, for 2013. Significant elements of the $34.2 million decrease in the net loss between the two periods are presented below.

•	Gold and silver revenues decreased $3.6 million, or 8 percent, to $41.5 million in 2014 compared to 2013 with the gold ounces sold increasing from 31,700 ounces to 32,800 ounces, a 3 percent increase, and the average revenue realized per gold ounce sold decreasing from $1,421 to $1,265, an 11 percent decrease. The difference in price times the 31,700 ounces sold in 2013 indicates a $4.9 million decline in revenue and in income were attributable to the decrease in price.
•	Cost of sales, excluding depreciation and excluding adjustments to inventory valuations, was $34.2 million in 2014 and $33.3 million in 2013, an increase of $0.9 million, or 3 percent. Ounces sold increased 3 percent, so there was a minor change in the average net unit cost.
•	Depreciation and amortization cost of sales, increased $1.0 million, or 14 percent, in 2014 relative to 2013. The relative increase in depreciation exceeded the relative change in ounces sold due to a higher basis in historic capital per reserve-ounce at Briggs. Depreciation of pre-stripping costs for the Goldtooth pit, haul trucks acquired in 2013, and equipment rebuilds in 2013 and 2014 increased depreciation expense per ounce produced. Without the adjustments to inventory’s net realizable value, the increase in depreciation expense would have been greater.
•	In 2014 and 2013, inventory was written-down to net realizable value less estimated costs of completion. The net write-downs were $4.2 million and $2.6 million, respectively. The increased write-down principally followed from increased depreciation per ounce added to inventory. The year-end market price for gold, $1,206 for 2014 and $1,205 for 2013, and the average cost of sales per unit, excluding depreciation, changed little between the two years.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2014

•	General and administrative expenses declined $1.3 million, or 26 percent, to $3.6 million in 2014. This reflects a focus on cost reduction.
•	Exploration expenses decreased $0.4 million to $0.3 million in 2014. Few exploration activities were undertaken in the periods, and the costs of the Pinson studies in 2014 were capitalized as development.
•	Property maintenance expense decreased $0.3 million to $0.8 million in 2014. Property maintenance expenses for Pinson Underground were relatively high in the Second Half 2013 when the site was transitioning to its care and maintenance status, whereas Pinson Underground recommenced operations in June of 2014.
•	An impairment of $1.0 million was recognized in 2014 upon the completion of mining in the Goldtooth Pit (See “Briggs Mine, California” above). Impairments and write-offs of $33.1 million were recognized in 2013. The properties impaired in 2013 were all pre-commercial-production properties at various stages of development. Please see Footnote 4, “Property, plant, mine development, and mineral interests, net, as of December 31:”, to the financial statements for a complete description.
•	The Company recognized site restoration expense of $0.7 million in 2014 and a site restoration recovery of $0.6 million in 2013. The expense recognized in 2014 resulted primarily from an updated time table for reclamation work at Briggs and a change in estimated future costs at Kendall. In 2013, estimated future Briggs reclamation costs were decreased, leading to the recovery.
•	Interest expense increased $1.4 million to $4.8 million in 2014, principally as interest was no longer capitalized to Pinson Underground development after June 2013. Effective interest rates and the amortization of loan discounts have increased, also causing an increase in interest expense. Interest paid in cash, whether capitalized or expensed, in 2014 was $3.0 million, whereas it was $2.4 million in 2013.
•	In 2013, an unrealized gain of $1.1 million and a realized loss of $0.2 million were recognized for the embedded derivatives in the 2009 Gold Bonds. These bonds were retired in December 2013, and a negligible loss was recognized for outstanding forward-sales positions in 2014.
•	In November 2014, Reward and Clover were sold for $10.0 million. An aggregate loss of $1.1 million was recognized upon the sale. The Company also recognized losses of $0.6 million on the disposition in 2014 of equipment, principally the sale of an idle rock crusher at Pinson and an idle haul-truck at Briggs. In 2013, losses of $0.3 million on assets sold were principally related to disposals of mineral rights.
•	A foreign-exchange gain of $2.3 million was realized upon settlement of the loan with Sprott, denominated in Canadian dollars, in 2014. $1.5 million of the gain had been recognized in prior periods as Other Comprehensive Income (“OCI”) based on mark-to-market differences. This $1.5 million was reclassified from OCI to Other income in 2014 upon realization. No other material foreign-exchange gains or losses were realized in 2014 or 2013.
•	In 2014, Other income of $0.2 million was recognized from miscellaneous sources. In 2013, Other income of $0.6 million resulted principally from recoveries in excess of basis from insurance claims and from the sale of an exploration property.
•	In 2014, a negligible current tax and no deferred tax expense were recognized. In 2013, income tax expense of $10.0 million was recognized, consisting of a $0.3 million current recovery and a $10.3 million deferred tax expense. In 2013, the Company updated and recognized reductions of $10.3 million in its DTA attributable to its US net operating loss carryforwards and all other sources. Until the timing and magnitude of future taxable profits become clearer, the Company determined that there was not a sufficient probability to utilize tax loss carryforwards and deductible temporary differences.

As of December 31, 2014, cash and cash equivalents were $2.2 million, a $1.4 million increase since December 31, 2013. The significant elements underlying this net increase in cash are presented below with comparisons to cash flows in 2013.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2014

•	“Operating cash flows exclusive of changes in working capital” were $0.4 million in 2014 and $4.2 million in 2013. The $3.8 million decrease in operating cash flows is largely attributable to the $4.9 million decrease in revenues attributable to lower gold prices, as partially offset by a $1.3 million increase in revenues from the production and sale of an increased number of gold ounces, inclusive of those from Pinson Underground. Decreases in general and administrative expenses improved operating cash flows by approximately $1.3 million. The reclassification of interest expense payments from investing activities in 2013 to operating activities in 2014 led to the presentation of a decrease in cash flows from operations of $1.2 million. All other changes in expenses decreased operating cash flows by $0.2 million.
•	Operating cash flows decreased by $5.1 million in 2014 as a result of changes in working capital. In 2014, operating assets and liabilities used $1.0 million of cash, principally to pay-down trade payables. In 2013, operating assets and liabilities provided $4.1 million in cash principally from the extension of trade-payables and the use / reduction of prepaid assets.
•	Net cash provided by investing activities in 2014 was $3.5 million. In 2013, investing activities consumed $22.5 million of cash. Significant components of these cash flows are noted below.
1.	In 2014, principally through the sale of Reward, Clover, and certain idle equipment, $11.4 million was provided. Surplus equipment sales in 2013 provided $0.7 million.
2.	In 2014, $6.0 million was spent for stripping of the BMN pit, $0.5 million was spent for equipment and equipment rebuilds at Briggs, $0.3 million was spent on Pinson mine studies, and $0.1 was spent principally for mineral interests at Columbia. In 2013, $26.4 million was spent on mine development and capital equipment at Pinson and Briggs. Of this $26.4 million, $5.1 million was spent at Briggs and $3.3 million of this latter amount was for stripping of the Goldtooth South pit.
3.	$1.2 million of capitalized interest was recognized for Pinson in 2013, and no interest was capitalized in 2014.
4.	$6.5 million of pre-production gold sales from Pinson Underground were netted with capital development in 2013, but sales of $2.4 million by Pinson Underground in 2014 were recognized as operating revenue.
5.	Briggs expended $1.1 million on stripping activity assets in 2014 and $3.2 million in 2013. These relate to production stripping within active pits and not to pre-stripping of new pits recognized as development.
6.	Cash-collateral required by a surety in connection with outstanding reclamation bonds was reduced by $0.7 million in 2013. Despite an increase in the surety bonds placed in 2014, the collateral required changed negligibly.
7.	Proceeds from the sales of investments-held-for-sale and from insurance settlements totaled $0.1 million in 2014 and $0.4 million in 2013.
•	Net cash used in financing activities in 2014 was $1.5 million. In 2013, net cash used in financing activities was $4.2 million. Significant elements of these cash flows are noted below.
1.	The Waterton Loan provided net $21.3 million early in 2014, refinancing the Sprott Loan and other current obligations.
2.	Inclusive of repayments of the Sprott Loan and 2009 Gold Bonds, repayments of debt consumed $24.6 million in 2014 and $9.6 million in 2013.
3.	Stock was issued in the third quarter of both years, netting $1.8 million in 2014 and $5.3 million in 2013. In both cases, the proceeds were used for general corporate purposes.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2014

Contractual Obligations

The Company’s material undiscounted contractual obligations as of December 31, 2014 follow.

		Payments due by Period as of December 31, 2014
		Less than			More than
	Total	1-year	1-3 years	4-5 years	5-years
Long-term debt obligations	$21,483,600	$1,830,500	$19,653,100	$-	$-
Finance lease obligations	3,162,900	1,685,100	1,477,800	-	-
Operating lease obligations	520,500	118,300	201,000	201,200	-
Asset retirement obligations	7,195,200	1,549,100	1,384,700	2,873,100	1,388,300

Total	$32,362,200	$5,183,000	$22,716,600	$3,074,300	$1,388,300

Off-Balance Sheet Arrangements

As of December 31, 2014 and December 31, 2013, the Company had no outstanding off-balance sheet arrangements.

Liquidity and Capital Resources

Atna expects that cash requirements over the next 12 months can be met with cash flow from the Briggs and Pinson operations and existing cash, and that these sources may be supplemented with equipment financings and equipment or asset sales. The Company’s 2015 budget and recent forecasts indicate that supplemental financing will not be required; however, this is principally contingent upon Briggs and Pinson realizing operating cash flow targets. Capital requirements in 2015 are expected to be minimal at Briggs and development requirements at Pinson are expected to be funded from operations. No material spending is expected for the Mag Pit or Columbia projects. The Company anticipates either paying-down the balance due on the Waterton Loan or arranging for refinancing of the balance prior to the credit line’s termination on January 31, 2016. However, the Company cannot provide any assurances that it will have sufficient cash flows from operations to repay the Waterton Loan at or prior to maturity, in which case, the Company may be required to seek additional liquidity from the issuance or refinancing of debt, convertible bonds, or equity; new lines of credit; asset sales; or by combinations of these. There can be no assurances that any of these additional sources of liquidity would be available to the Company, or on acceptable terms. In addition, funding requirements could be significantly affected by the future price of gold and any unforeseen, prolonged production disruptions at either mine.

Past cash requirements were met through the use of a combination of operating cash flows, asset sales, and debt and equity financings. See descriptions of recent historical financings in this section and below.

As of December 31, 2014, the Company had net working capital of $12.1 million. Current assets as of December 31, 2014 included recoverable gold inventories of approximately 17,900 ounces at Briggs.

“Operating cash flows exclusive of changes in working capital” provided $0.4 million in 2014, $4.2 million in 2013, and $16.1 million in 2012. In 2015, we expect to ramp-up production at the Pinson Underground mine and to ramp-down mining and crushing activities at Briggs, while continuing processing operations at Briggs for several years. The Company is expected to sell 55,000 to 65,000 ounces of gold in 2015. Briggs and Pinson Underground are expected to provide improved, positive, net operating cash flows in 2015. In both cases, operating cash flows will be enhanced by prior investments in development, equipment, inventory, and other assets. Capital spending at Briggs in 2015 is expected to be roughly $1.0 million, principally for sustaining capital / equipment rebuilds. Capital spending at Pinson in 2015 is expected to be between $2.0 million and $2.5 million, principally for vertical spiral development and vent raises.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2014

Financing Transactions

Equity Issuance:

In August 2014, the Company completed a non-brokered private placement by issuing 15.38 million common shares for gross proceeds of C$2.0 million and net proceeds of $1.8 million. As part of this private placement, the Company also issued 15.38 million common-share purchase-warrants with an exercise price of C$0.18 per common share for a three-year term. In November 2014, 9,453,991 of these warrants were cancelled, leaving a balance outstanding of 5,926,009 warrants.

In accordance with the terms of the Waterton Loan, in January 2014, the Company issued 10.0 million common-share purchase-warrants with an exercise price of C$0.25 per common share for a three-year term. All of these warrants were cancelled in November of 2014.

In September 2013, the Company completed a bought-deal private placement conducted by Dundee Securities Ltd. and Sprott Private Wealth LP by issuing 36.4 million common shares for gross proceeds of C$5.8 million and net proceeds of $5.3 million.

In 2014, 1,035,000 brokers’ warrants expired unexercised. These warrants had an exercise price of C$1.00 and an eighteen-month term and were issued in conjunction with a short-form prospectus financing of 17.25 million common shares for gross proceeds of C$17.25 million and net proceeds of C$16.0 million in 2012.

No warrants and few options were exercised in 2014 and 2013. Options and Restricted Share Units (“RSU’s”) are granted and issued in accordance with the Company’s compensation plans. Exercises of warrants and options and issuances of RSU’s are summarized in a table below for 2014 and 2013.

In connection with extensions and amendments to the Sprott Loan, the Company in 2013 issued 7.2 million shares with a value of $1.5 million for fees and in 2012 issued 0.6 million shares for fees with a value of $0.6 million.

A roll-forward of the Company’s common shares outstanding during 2014 and 2013 follows.

	Number of Shares
	December 31,	December 31,
	2014	2013
Share Balance, beginning of the period	189,922,144	144,989,922
Issued in conjunction with Sprott credit agreement and amendments	-	7,237,740
Option exercises	35,377	150,544
Compensation and payments with Restricted Shares	2,009,841	1,143,938
Equity Offerings	15,380,000	36,400,000
Share Balance, end of the period	207,347,362	189,922,144

As of March 13, 2015; 208,404,732 common shares were outstanding.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2014

Debt:

In 2014 and 2013, finance leases and equipment-financing notes of $2.0 million and $5.8 million, respectively, were issued for mining equipment and principal repayments for finance leases and equipment-financing notes aggregated $4.1 million and $3.5 million, respectively.

The balance of the Sprott Loan was reduced from C$20 million to C$17.5 million in February of 2013 via a C$2.5 million repayment. The Sprott Loan was extended via amendments through mid-2014. The $1.1 million balance of capitalized loan origination and amendment fees related to the Sprott Loan were written-off to interest expense in December of 2013 in the expectation of closing the Waterton Loan next described.

On January 31, 2014, the Company entered into the Waterton Loan. The Company used this new $22.0 million credit facility to pay the current liability due to Sprott of approximately C$18.1 million, inclusive of early repayment and other fees, under the Sprott Loan, and the balance was used for general working capital purposes including a reduction in trade payables. The Waterton Loan is a non-revolving, senior secured facility, that bears interest at a coupon rate of 10 percent per annum and matures on the earlier of (i) January 31, 2016 and (ii) the date all amounts owing under the credit facility are voluntarily or mandatorily (as in the case of the facility having been accelerated in the event of a default) prepaid in full, without a repayment penalty. On the maturity date, Atna will pay to Waterton (i) a cash fee equal to 5 percent of the original credit facility and (ii) if the payment date occurs on or after the first anniversary of the date of the Waterton Loan, Atna will pay an additional cash fee equal to 5 percent of the credit facility less any prepayments made during the first 12 months of the Waterton Loan. As consideration for structuring the credit facility, Atna paid to Waterton a cash structuring fee of US$440,000 and issued to Waterton 10,000,000 non-transferable common share purchase warrants, which warrants were cancelled in November 2014. Certain assets owned directly by Canyon Resources Corp., CR Briggs Corporation, CR Montana Corporation, and Atna Resources Inc. have been pledged as security under the Waterton Loan. Covenants restrict equipment financings to $12 million and require Waterton’s consent for material asset sales. The Waterton Loan also precludes additional borrowings and guarantees of debt, except for Permitted Debt and Liens, and allows early prepayments without incurrence of a prepayment penalty.

2009 Gold Bonds Payable:

On December 9, 2009, the Company closed a private placement of $14.5 million of Gold Bonds (“2009 Gold Bonds”). The 2009 Gold Bonds matured and were retired in December 2013. The following provides a roll-forward of the Gold Bonds and related discounts for the twelve months ended December 31, 2013.

		Discounts
		Transaction	Embedded
	Gold Bonds	Costs	Derivative	Total
Balance, December 31, 2012	$3,625,000	$(82,500)	$(47,700)	$3,494,800
Payments	(3,625,000)	-	-	(3,625,000)
Amortization	-	82,500	47,700	130,200
Balance, December 31, 2013	$-	$-	$-	-
Less: gold bonds - current				-
Gold bonds - non-current				$-

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2014

Investing Transactions

Disposition of Assets:

In 2014 the Company sold Reward, Clover, an idle crusher, an idle haul truck and other surplus equipment, in total providing $11.4 million of cash. In 2013, the Company received $0.7 million in cash principally for surplus equipment. In 2014 and 2013, respectively, the Company received $0.1 million and less than $0.1 million in cash for investments sold. The investments sold were principally stock in other mining companies acquired in exchange for joint venture or property option interests.

In 2013, the Company received $0.4 million from settlements of two insurance claims related to premature mechanical failures of crushing equipment and $0.6 million from the reduction in collateral for reclamation surety bonds.

Capital Expenditures:

Cash expended for mine development and capital purchases in 2014 and 2013 was $6.9 million and $26.4 million, respectively. These capital expenditures were principally for stripping of the BMN pit in 2014, development of Pinson Underground in 2013, and stripping of the Goldtooth South pit at Briggs in 2013. Additionally, in 2013, capitalized interest of $1.2 million was paid for financing the development of Pinson Underground. Capital spending was reduced by $6.5 million in 2013 as a result of ore sales by Pinson Underground during development. $1.1 million and $3.2 million, respectively, were expended in 2014 and 2013 for stripping activity assets at Briggs.

Capital expenditures are approved for expenditure by the Company on a case-by-case basis, and capital spending may be modified over time based on judgments as to potential benefits, project requirements and the availability of funds.

Outstanding Warrants

The following table summarizes warrants outstanding as of December 31, 2014.

	Remaining		Underlying
Expiration Date	Life in Years	Exercise Price	Shares

August 22, 2017	2.64	CAD$0.18	5,926,009

Surety Bonds

Atna is working with a surety company to provide bonds for its operations. Collateral is posted with this company to cover new or increased bond requirements. All surety bonds are subject to annual review and adjustment and additional permitting, extension of mine life, areas of mining activity and changes in the regulatory environment affect bond requirements.

The Company has posted reclamation / surety bonds and a minor cash-bond for Briggs in the amount of $4.5 million. Restricted cash held as collateral by the surety and a government agency amounts to $1.3 million.

The Reward and Clover properties were sold in November 2014, however at December 31, 2014, surety bonds of $1.0 million and collateral deposits of $310,000 had not yet been released to the Company. At March 13, 2015, the Company had been informed that the buyer had replaced the bonds and the BLM was sending releases.

Bonds in place for Pinson total $1.7 million. The Company has placed $0.2 million into a collateral account related to the Pinson surety bonds.

The Company has on deposit with the MDEQ $2.4 million in an interest-bearing account for reclamation at the Kendall Mine. The Company has placed an additional surety bond of $0.2 million with the MDEQ. The surety of the latter bond is holding $0.1 million in collateral.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2014

There is an outstanding surety bond for Columbia of $0.1 million, having a minor amount of collateral associated with it.

Related Party Transactions

During 2014 and 2013, and through the Report Date, the Company had no related party transactions.

Financial Instruments

Held-to-maturity investments, loans, receivables and other financial liabilities are measured at amortized cost. Held-for-trading or held-for-sale financial instruments are measured at fair value. Derivative financial instruments are recorded at fair value, unless exempted as a normal purchase and sale arrangement. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated and meet the requirements for accounting treatment as a hedge. To date, the Company has not designated its derivative contracts as hedges and therefore has not employed hedge accounting. The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies as of the balance sheet dates; however, assumptions and judgments are required to develop these estimates. Realized gains and losses on financial instruments are disclosed within operating cash flow.

The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The following table provides a comparison of fair values and carrying values as of December 31:

			2014		2013
			Estimated	Carrying	Estimated	Carrying
	Category	Level	Fair Value	Value	Fair Value	Value

Financial assets:
Cash and cash equivalents	Available-for-sale	N/A	$2,162,200	$2,162,200	$789,900	$789,900
Restricted cash	Loans and receivable	1	4,316,000	4,316,000	4,319,400	4,319,400
Total financial assets			$6,478,200	$6,478,200	$5,109,300	$5,109,300

Financial liabilities:
Accounts payable and accrued liabilities	At amortized cost	N/A	$5,298,000	$5,298,000	$7,196,300	$7,196,300
Notes payable	At amortized cost	2	21,483,600	20,636,500	19,006,900	19,006,900
Finance leases	At amortized cost	N/A	3,162,900	3,162,900	5,842,800	5,842,800
Total financial liabilities			$29,944,500	$29,097,400	$32,046,000	$32,046,000

The value of warrants issued by the Company is a non-recurring fair value estimate determined using Level 3 inputs.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2014

In 2014, as described in notes to the financial statements, the Company issued 10,000,000 common-share purchase-warrants with an exercise price of C$0.25 per common share for a three-year term in conjunction with a debt financing. The warrants were determined to have a non-recurring fair value of $0.5 million; determined using a Black-Scholes model using the Company’s share price at issuance, an expected life of three years, expected volatility of 60 percent, and a risk-free rate of 1.21 percent. In November 2014, all of the 10,000,000 warrants were cancelled, without further accounting recognition.

Also in 2014, as described in notes to the financial statements, the Company issued 15,380,000 common-share purchase-warrants with an exercise price of C$0.18 per common share for a three-year term in conjunction with a private placement of stock. The warrants were determined to have a non-recurring fair value of $0.9 million; determined using a Black-Scholes model using the Company’s share price at issuance, an expected life of three years, expected volatility of 53.4%, and a risk-free rate of .98 percent. In November 2014, 9,453,991 of these warrants were cancelled, without further accounting recognition.

The following table presents the Company’s nonfinancial liabilities that were measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31:

	2014			2013
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Liabilities:
Asset retirement obligations	$-	$-	$4,493,800	$-	$-	$3,721,300

The Company uses estimated amounts and timing for expected future reclamation costs, the current market-based discount rate in consideration of the risks specific to the liability, and estimated future inflation to determine AROs. Accordingly, the ARO fair value is based on unobservable pricing inputs and is included within the Level 3 fair value hierarchy. There were no Level 1 or Level 2 fair value estimates. See notes to the financial statements for additional information and the ARO roll-forward.

Financial Risk Management

The Company is exposed to a number of financial risks including market risks, credit risks and liquidity risks. Market risks include commodity price risk, security price risk, foreign exchange risk, and fair value interest rate risk. The Company has risk management policies and programs that involve senior management and when appropriate, the Board of Directors of the Company (the “Board”). The main purpose of these policies and programs is to manage cash flow and raise financing as required and in a timely fashion for the Company’s development programs. The Company may use various financial instruments to manage related risks. It is the Company’s policy that no trading in derivatives for speculative purposes shall be undertaken.

Gold price risk: The Company’s primary product is gold. The value of the Company’s inventory and long-lived assets, its earnings and its operating cash flows are significantly impacted by the market price of gold. The market price of gold and the value of mineral interests related thereto have fluctuated widely and are affected by numerous factors beyond the control of the Company. These factors include international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, changes in production due to mine development and improved mining and production methods, metal stock levels, governmental regulations, and central bank policies. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving a profit or acceptable rate of return on invested capital or the investment not retaining its value.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2014

For 2014, if the price of gold averaged 10 percent higher or lower per ounce, the Company would have recorded an increase or decrease in revenue of approximately $4.1 million, respectively. For 2013, if the price of gold averaged 10 percent higher or lower per ounce, the Company would have recorded an increase or decrease in revenue of approximately $4.5 million, respectively.

The Company may enter into gold derivative contracts (hedges) to mitigate the impacts of lower gold prices on its operations. Management and the Board have set a gold hedge limit of 50 percent of annual production plus a reserve tail of 25 percent of the life-of-mine production. The gold derivative contracts may include the purchase of put options and the sale of call options, which in some cases are structured as a collar, and forward gold sales, including embedded derivatives. Derivative financial instruments are recorded at fair value, and hedge accounting has not been employed. Entering into and managing gold hedges has been limited in the aggregate by counter-party credit agreements stipulating margin lines of $500,000 to $600,000.

At December 31, 2014, the Company had no forward sales. 2,600 call-options, participating at $1,425 per gold ounce and having maturity dates throughout first quarter 2014, were held at December 31, 2013; and these had an immaterial fair value.

Liquidity risk: Liquidity risk represents the risk that the Company cannot fund its current operations and obligations. This risk arises in turn primarily from operating and business risks that have the potential to disrupt cash flows, inclusive of risks of material changes in gold prices, production schedules and outputs, operating costs, spending on or timing of development, and changes in regulations. Cash flow forecasting is performed regularly in aggregate for the Company with the objective of managing operating, investing, and financing cash flows to maintain a continuity of funding.

Economic factors beyond the Company’s control may also make additional funding temporarily unavailable. Should cash flows from operations and existing cash be insufficient to meet current obligations, refinancing of debt obligations, the sale of assets, or an equity issuance would be necessary, and there is no assurance that such financing activities would be successful.

Under the terms of the Waterton Loan, certain assets owned directly by Canyon Resources Corp., CR Briggs Corporation, CR Montana Corporation, and Atna Resources Inc. are pledged as security. Covenants restrict equipment financings to $12 million and require Waterton’s consent for material asset sales. The Waterton Loan precludes additional borrowings and guarantees of debt, except for Permitted Debt and Liens, and allows early prepayments without incurrence of a prepayment fee.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments as of the dates indicated. The refinancing of the Sprott Loan subsequent to year-end 2013 has been reflected in the table as of December 31, 2013 by moving the C$17.5 million liability to the 1-3 year column, consistent with terms under the Waterton Loan. The amounts shown are based on payment obligations and exclude unamortized discounts with which these amounts are combined on the balance sheets.

		Payments due by Period as of December 31, 2014
		Less than	Between 3 months			More than
	Total	3 months	and 1 year	1-3 years	3-5 years	5-years
Trade and other payables	$5,298,000	$4,736,900	$561,100	$-	$-	$-
Finance lease obligations	3,162,900	$388,300	$1,296,800	$1,477,800	$-	$-
Long term debt obligations	21,483,600	$509,900	$1,320,600	$19,653,100	$-	$-

Total	$29,944,500	$5,635,100	$3,178,500	$21,130,900	$-	$-

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2014

		Payments due by Period as of December 31, 2013
		Less than	Between 3 months			More than
	Total	3 months	and 1 year	1-3 years	3-5 years	5-years
Trade and other payables	$7,196,300	$6,745,100	$451,200	$-	$-	$-
Finance lease obligations	5,842,800	$537,400	$1,598,700	$3,706,700	$-	$-
Long term debt obligations	19,006,900	$100,500	$1,048,200	$17,858,200	$-	$-

Total	$32,046,000	$7,383,000	$3,098,100	$21,564,900	$-	$-

Capital management: The primary objective of the Company’s capital management is to maintain healthy cash balances and healthy capital ratios in order to support its operations and development, limit the risks of default on debt obligations, and maximize shareholder value. The Company manages its capital structure and makes adjustments to it in light of business and economic conditions. To date, the Company has not declared or paid any dividends. The Company has issued new shares and may again in order to maintain or adjust its capital structure. The Company has the practice of developing its mines at a controlled and measured pace in order to manage financial leverage. Management principally considers the debt to total asset ratio as a measure of financial leverage and overall capital structure; such ratio being 35 percent at December 31, 2014 and 32 percent at December 31, 2013. Long-term cash flow forecasts are prepared at least annually for the Company with the objective of managing cash, debt levels, rates of development, and the long-term capital structure.

Foreign exchange risk: A debt obligation of C$17.5 million was denominated in Canadian dollars as of December 31, 2013. A foreign exchange gain of $2.3 million was realized in the first quarter of 2014 upon settlement of this debt obligation. Please see notes to the financial statements. Other than for this debt, now retired, the Company’s assets liabilities, revenues and costs are primarily denominated in USD, and are not significantly impacted by foreign exchange risks.

One of the market conditions that may affect the price of gold is the extent to which gold is viewed as a safe-haven or hedge against fluctuations in major currencies such as the US dollar and the Euro. Fluctuations in foreign exchange may therefore have a significant indirect impact upon the Company.

Credit and customer risks: Credit risk represents the loss that would be recognized if counterparties failed to perform as contracted. Credit risks arise from market, industry, and individual counterparty conditions. Concentrations of credit risk, on or off balance sheet, exist for counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Company manages counterparty credit risk by monitoring the creditworthiness of counterparties.

The Company is subject to concentrations of credit risk in connection with maintaining its cash balances primarily in U.S. and Canadian financial institutions in amounts in excess of levels insured by the Federal Deposit Insurance Corporation and the Canada Deposit Insurance Corporation. Restricted cash held as collateral against surety bonds is invested by the surety-trustee in certificates of deposit and US Treasury instruments.

Sales of gold by Briggs expose the Company to the credit risk of nonpayment by the buyer. Briggs sells all of its gold to one or two customers with payment terms of 0 to 14 days. At any one time, the level of receivable is usually less than two percent of the Company’s total annual revenues. Due to the global and liquid markets for gold, geographic and customer concentrations are considered to pose immaterial risks.

Pinson Underground sells ore and/or doré and generates trade receivables that give rise to credit risk. Pinson has contracts to sell oxide and sulfide ore to Newmont USA Limited, a subsidiary of Newmont Mining Corp., with 90 percent of the sales-price being payable within 10 days and the 10 percent balance being due within a month. Pinson has a life-of-mine contract to place, at its option, sulfide ore with a separate third-party processor, Barrick Goldstrike Mines, Inc., a subsidiary of Barrick Gold Corporation, who will also buy the resultant doré under agreed upon terms.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2014

Hedges, including forward sales of gold, expose the Company to a credit risk from non-performance by the counterparties under the contract. To date, the Company has undertaken little credit risk with counterparties for hedges, however this risk may increase in the future to the extent more hedging is undertaken or prices of the underlying commodities vary more dramatically during the term of the hedges. By agreement with Waterton, the Company will not enter into hedges exposing it to more than a cumulative $1.0 million credit risk.

Equity securities price risk: The Company has immaterial exposure to equity securities price risk because of immaterial investments held as available-for-sale. These securities have typically been received in payment from joint venture or other business partners for obligations due. The fair value balances of available-for-sale securities at December 31, 2014 and December 31, 2013 were nil and $56,400, respectively, representing the maximum potential losses from changes in prices of equity investments.

Fair value interest rate risk: The Company has only entered into debt agreements with fixed interest rates. Fixed interest rates expose the Company to fair value interest rate risks. There is the qualitative risk that a fixed rate liability will become uncompetitive in the future as market rates decline or the Company’s credit position improves. There is a quantitative risk that the interest rate will increase upon refinancing of debt obligations in the future as market rates increase or the Company’s credit position deteriorates. The Company’s other qualitative interest rate risk arises from the mismatch of fixed rate liabilities and floating rate assets. Management of the fair value interest rate risk involves taking into consideration the duration of debt agreements, refinancing penalties, options to renew existing positions, the availability of floating–rate debt and other alternative financing.

Stock Options

The following table summarizes the stock options outstanding and exercisable as of December 31, 2014.

Exercise Price CAD		Options Outstanding			Options Exercisable
Low	High	Quantity	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price CAD	Quantity	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price CAD
$0.0675	$0.33	7,518,773	4.5	$0.095	3,584,517	4.3	$0.098
0.34	0.70	1,573,000	1.0	0.67	1,573,000	1.0	0.67
0.71	0.92	525,000	1.3	0.88	525,000	1.3	0.88
0.93	1.07	1,850,000	1.0	1.02	1,850,000	1.0	1.02
1.08	1.13	2,230,000	1.9	1.13	2,230,000	1.9	1.13

$0.0675	$1.13	13,696,773	3.1	$0.48	9,762,517	2.5	$0.64

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2014

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

The Company's president and chief executive officer and vice president and chief financial officer have designed, or caused to be designed under their supervision, disclosure controls and procedures (“DC&P”) to provide reasonable assurance that: (i) material information relating to the Company is made known to them by others within the organization in a timely manner; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation.

The chief executive officer and chief financial officer of the Company have designed, or caused to be designed, under their supervision, internal controls over financial reporting (“ICFR”) and have caused these controls to operate effectively under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There has been no change in the Company’s DC&P or ICFR that occurred during 2014 that has materially affected, or is reasonably likely to materially affect, the Company’s DC&P or ICFR. Internal audit tests were performed in 2014 providing reasonable assurance of the effectiveness of the Company’s DC&P or ICFR. The Company and the certifying officers have concluded that DC&P and ICFR were effective as of December 31, 2014.

No system of internal control over financial reporting, including one determined to be effective, may prevent or detect all misstatements. It can provide only reasonable assurance regarding financial statement preparation and presentation. Also, projections of the results of any evaluation of the effectiveness of internal control over financial reporting into future periods are subject to inherent risk. The relevant controls may become inadequate due to changes in circumstances or the degree of compliance with the underlying policies or procedures may deteriorate.

Corporate Governance

Management of the Company is responsible for the preparation and presentation of the consolidated financial statements and notes thereto, Management Discussion and Analysis (“MD&A”) and other information contained in public reports. Additionally, it is management’s responsibility to ensure the Company complies with the laws and regulations applicable to its activities.

The Company’s management is held accountable to the Board. Directors are elected to the Board by the shareholders of the Company on an annual basis. The Board is responsible for reviewing and approving the annual audited consolidated financial statements and MD&A. Responsibility for the review and recommendation to the Board of approval of the Company’s quarterly unaudited interim condensed financial statements and MD&A is delegated by the Board to the Audit Committee, which is comprised of three directors, all of whom are independent of management. Additionally, the Audit Committee pre-approves audit and non-audit services provided by the Company’s auditors.

The auditors are appointed annually by the shareholders of the Company to conduct an audit of the financial statements in accordance with IFRS. The external auditors have complete access to the Audit Committee to discuss the audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

Executive officers of the Company are retained under Employment Agreements. These Agreements have a one-year term and are automatically renewable unless the Company provides notification that the contract will not be renewed at least 60 days prior to the end of the Term.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2014

Financial Accounting Standards that May Impact the Company

IFRS 15 – Revenue from Contracts with Customers – On May 28, 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers. This Standard outlines a single comprehensive model for entities to use in accounting for revenue from contracts with customers. It supersedes current revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and the related interpretations. The key principle of the Standard is that an entity will recognize revenue when it transfers promised goods or services to customers for an amount that reflects its expected consideration. The Standard introduces far more prescriptive and detailed implementation guidance than was included in IAS 18, IAS 11 and the related interpretations. The effective date for the Standard is for reporting periods beginning on or after 1 January 2017, with earlier adoption permitted. The Company is currently assessing the impact, if any, of the new Standard.

Critical Accounting Estimates

Management is required to make estimates and judgments that affect the amounts reported in the Company’s financial statements and related disclosures. By their nature, these estimates and judgments are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates and judgments in future periods could be significant.

The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis for future cash flow estimates and units-of-production amortization; distinguishing deferred stripping costs related to development and production from routine mining costs; future cash flow estimates and costs affecting net-realizable-values of inventory, long-term asset impairments, and liquidity; the recoverability and timing of gold production from the heap leach process affecting gold inventories; costs to complete in-process inventories; environmental, reclamation and closure obligations; fair value of share-based compensation; fair value of financial instruments and nonmonetary transactions; future profitability affecting deferred tax assets and liabilities; useful lives of assets; asset depreciation and amortization rates; and provisions for legal cases and governmental penalties.

Areas of judgment that have the most significant effect on the amounts recognized in the financial statements include: capitalization and impairment of exploration, technical and feasibility studies, development expenditures, and other long-term asset expenditures; recognition of deferred tax assets; the determination of contingent liabilities; determination of commencement of commercial production; classification of financial instruments; determination of functional currencies and foreign exchange gains and losses within income; and timing of revenue recognition.

Risks and Uncertainties

Mining is a competitive and capital intensive business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits, which, though present, are insufficient in quantity and quality to return a profit from production. The extraction of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as the worldwide economy, the price of gold and other minerals, the proximity and capacity of processing facilities, and such other factors as government regulation, including regulations relating to royalties, changes in taxation rates, increased fees, allowable production methods, controls over importing and exporting minerals, and environmental regulations, any of which could result in the Company not receiving an adequate return on invested capital.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2014

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are discovered, a profitable market will exist for their sale. Factors beyond the control of the Company may affect the marketability of any mineral occurrences discovered. The price of gold and silver has experienced volatile and significant movement over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation or deflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities, including exchange traded funds, changes in supply due to new discoveries, and improved mining and production methods.

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company’s operations or its ability to develop its properties economically or in a timely fashion. Before production may commence on any property, the Company must obtain regulatory and environmental approvals and permits. There is no assurance such approvals and permits will be obtained on a timely basis, if at all. Costs of compliance with environmental and other regulations may reduce profitability, or preclude the economic development of a property.

In those jurisdictions where the Company has property interests, the Company makes a search of mining records in accordance with mining industry practices to confirm satisfactory title to properties in which it holds or intends to acquire an interest, but does not obtain title insurance with respect to such properties. There is the possibility that title to one or more of its properties might be defective because of errors or omissions in the chain of title. The ownership and validity of mining claims and concessions are often uncertain and may be contested. The Company is not aware of any challenges to the location or area of its mineral claims. There is no guarantee, however, that title to the Company’s properties and concessions will not be challenged or impugned in the future. The properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.

The business of mineral exploration and extraction involves a high degree of risk and very few properties ultimately achieve commercial production. The ability of the Company to replace production in the future is dependent on its ability to conduct exploration, development and mining operations. The Company may need to raise capital through the use of equity, debt, asset sales, joint ventures, or by other means in order to fund exploration, development and mining operations. In turn, the Company’s ability to raise capital depends in part upon the market’s perception of its management and properties, but also upon the price of gold and silver and the marketability of the Company’s securities. Servicing existing debt, previously incurred to finance projects, may hamper the Company’s ability to invest in new projects and obtain new financing. There is no assurance that the Company’s production activities or financing activities will be successful in providing the funds necessary to fund ongoing business activities.

Recovery of gold and silver from ore is impacted by many factors that create uncertainty. Factors impacting gold and silver recovery include variation in crushed-ore size, ore grade, rock type, solution concentration, lime addition, temperature, rainfall, irrigation time, pressure stripping, refining, timely implementation of ore placement on the leach pad, third party ore processing limitations or constraints, ability to deliver ores to third parties, and other associated factors. The cost structure of recovering metal is also impacted by numerous variables including ore grade and recovery, fuel and consumable costs, labor and benefit costs, equipment operating and maintenance costs and numerous other factors. Other production risk factors may include labor strife, slope or roof failure, lack of skilled labor and management, equipment failures, availability of mining equipment, availability of consumables, weather and other operational factors.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2014

The Company operates in the US. As such, the Company’s business is subject to regulation by numerous county, state and federal regulatory agencies that include, but are not limited to: Mine Safety and Health Administration, US Department of Occupational Safety and Health, Department of the Interior, Bureau of Land Management (BLM), US Forest Service, US Department of Alcohol Tobacco and Firearms, US Department of Homeland Security, US Environmental Protection Agency, US Corp of Engineers, California Department of Occupational Safety and Health, Great Basin Unified Air Pollution Control District, California Regional Water Quality Control Board, California Department of Fish and Game, California Environmental Protection Agency, Nevada Division of Environmental Protection(NDEP), the Montana Department of Environmental Quality (MDEQ), Inyo County California, Nye County Nevada, and Humboldt County Nevada. US legislation is trending toward giving regulatory agencies increased power and rights to require stricter standards and enforcement, levy increased fines and penalties for non-compliance, and to require a heightened degree of responsibility for companies, officers, directors and employees. There is no assurance that stricter standards and future changes in regulation, if any, will not adversely affect the Company’s operations.

Another form of regulatory risk is the potential change in income, severance, or other tax rates and laws that could reduce future profitability and impair deferred tax assets. The Company has only taken more-likely-than-not positions in determining its deferred tax assets.

The Company may enter into gold hedging contracts in order to protect the future operating cash flows of its Briggs Mine. The Company also enters into purchase agreements for its future diesel fuel consumption that may protect against the increasing cost of diesel fuel. The Company’s goal is to protect the Company’s cash flows from declining gold prices or increasing diesel prices. The Company’s primary risk related to gold hedging may result from a shortfall of expected gold production that may compound the potential reduction in cash flows. The Company’s primary risk mitigation for hedge transactions is its policy to limit net hedge levels to 50 percent of its expected gold production or diesel usage. Although a hedging program is designed to protect cash flow from a decline in the price of gold or rise in the price of diesel fuel, it could also limit the Company’s gold realizations during periods of increased gold prices or could increase diesel costs during periods of low diesel prices.

For additional information on risk factors, please refer to the risk factors section of the Company’s 20-F for 2014, which can be found on SEDAR at www.sedar.com.

Forward-Looking Statements

This MD&A and the documents incorporated by reference herein contain “forward-looking statements” within the meaning of applicable securities legislation. These “forward-looking statements” are based on projections, expectations and estimates as of the Report Date of this MD&A or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans related to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements.

Forward-looking statements may include, but are not limited to, statements with respect to the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, anticipated costs of production, estimated capital expenditures, estimated net present values, estimated internal rates of return, estimated development activities, mine development plans, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks or claims, the anticipated use of proceeds from financings, anticipated capital spending and liquidity, the timing of commencement of commercial production, drilling schedules and potential results thereof, granting of permits and approvals, and the timing and potential results of studies and reports. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “is planned”, “expects” or “does not expect”, “is expected”, “is designed”, “budget” or “budgeted”, “scheduled”, “estimates”, “projects”, “forecasts”, “contemplates”, “continue”, “targets”, “targeted”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2014

In particular, this MD&A and other documents incorporated by reference herein contain forward-looking statements pertaining to the following:

•	Any projections of earnings, revenues, synergies, costs and cost savings, cash flows, liquidity, capital spending, and other financial items;
•	Any projections of production, recoveries, stripping ratios, conversions of resources to reserves, operational efficiencies and inefficiencies, and other operating items;
•	Any projections that new financing can be obtained upon commercially acceptable terms given market and economic conditions at the time;
•	Any statement of the plans, strategies, objectives, and goals of management for future operations, including the development of the Pinson-underground, Pinson open-pit, Reward, Cecil-R, and Columbia gold mining projects and initial commercial production at the Pinson-underground mine;
•	Any statements regarding future economic conditions or performance;
•	Any statements of belief or intent ; and
•	Any assumptions regarding the foregoing.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and in the sections of this MD&A entitled “Financial Risk Management”, “Critical Accounting Estimates” and “Risks and Uncertainties” and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, as well as the Company’s other filings with Canadian Securities Administrators and the SEC:

•	Fluctuations in gold and other metals prices;
•	Risks relating to the Company’s ability to generate material revenues or obtain adequate financing or its planned exploration and development activities;
•	Actual results of current exploration activities;
•	Conclusions of economic evaluations;
•	Changes in project parameters as plans continue to be refined;
•	Possible variations in ore reserves, grade or recovery rates;
•	Failure of plant, equipment or processes to operate as anticipated;
•	Risks related to fluctuations in the currency market;
•	Risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict the Company’s operations;
•	Delays in obtaining government approvals or financing or in the completion of development or construction activities;
•	Risks related to hedging metal production and key operating inputs;
•	Risks related to operating hazards;
•	Risks related to the exploration, permitting, development and mining of precious metals;
•	Risks related to estimation of reserves and resources;
•	Risks related to governmental regulation, including environmental regulation;
•	Risks related to competition;
•	Risks related to joint ventures;
•	Uncertainty of capital costs, operating costs, production, metal recoveries and economic returns;

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2014

•	Risks related to the uncertainty of the title of assets;
•	The need to attract and retain qualified management and technical personnel;
•	Risks related to reclamation activities on properties; and
•	Other risks described in other documents incorporated by reference herein.

Forward-looking statements provide information about management’s current expectations and plans relating to anticipated future events and are based on the Company’s current beliefs and assumptions regarding, among other things:

•	Future gold and other metals prices;
•	The overall success of the Company’s ability to generate material revenues and to obtain adequate financing for its planned exploration and development activities;
•	Actual results of current exploration activities;
•	Conclusions of economic evaluations;
•	Changes in project parameters as plans continue to be refined;
•	Future variations in ore reserves, grade, or recovery rates;
•	Failure of plant, equipment or processes to operate as anticipated;
•	Realization of benefits from all capital including deferred stripping costs incurred during development and production;
•	The estimated fair value of share-based compensation;
•	The estimated fair value of financial instruments and nonmonetary transactions;
•	Future profitability affecting deferred tax assets and liabilities;
•	The probable outcome of contingencies;
•	Fluctuations in the currency market;
•	The regulatory frame work governing environmental laws and regulations;
•	Possible delays in obtaining governmental approvals or financing or in the completion of development or construction activities;
•	Hedging metal production and key operating inputs;
•	Operating hazards;
•	The exploration, permitting, development and mining of precious metals;
•	Estimation of reserves and resources;
•	Capital costs, operating costs, production, metal recoveries and economic returns; and
•	The Company’s ability to attract and retain qualified management and technical personnel.

Statements relating to mineral reserves and resources are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the mineral reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. Estimated values of future net revenue do not represent fair market value. There is no certainty that it will be commercially viable to produce any portion of the resources.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management as of the date the statements are made, and the Company does not assume any obligation to update any forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by law. For reasons set forth above, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the Report Date and other than as required by applicable securities laws, the Company assumes no obligation to update or revise such forward-looking statements to reflect new events or circumstances.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2014

Cautionary Note to US Investors – The SEC permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as “measured,” “indicated,” and “inferred” mineral resources which the SEC guidelines generally prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in our Form 20-F which may be obtained from us or viewed on the SEC website at http://www.sec.gov.

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